      As filed with the Securities and Exchange Commission on July 3, 1996

                                                    Registration No. 33-________

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                        ---------------------------------

                                    FORM S-3
                             Registration Statement
                                      Under
                           The Securities Act of 1933

                        ---------------------------------

                 NANTUCKET ISLAND ASSOCIATES LIMITED PARTNERSHIP
             (Exact name of registrant as specified in its charter)

                        ---------------------------------


           Delaware                                       04-2948435
 (State or other jurisdiction of             (IRS Employer Identification No.)
 incorporation or organization)

                        ---------------------------------

                             One International Place
                           Boston, Massachusetts 02110
                                 (617) 330-8600
   (Address and telephone number of registrant's principal executive offices)

                        ---------------------------------

   Richard J. McCready                            Copy to:
   Winthrop Financial Associates                  Jayshree Parthasarathy, Esq.
   One International Place                        Rosenman & Colin LLP
   Boston, Massachusetts  02110                   575 Madison Avenue
   Telephone:  (617) 330-8600                     New York, New York  10022
   (Name, address and telephone                   Telephone: (212) 940-8800
   number of agent for service)

                        ---------------------------------

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box [ ]


                        ---------------------------------

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]


                                                          [cover page continued]

                         CALCULATION OF REGISTRATION FEE

====================================================================================================
                                           Proposed             Proposed
Title of units          Amount to be       maximum aggregate    maximum aggregate  Amount of
to be registered        registered         price per unit       offering price     registration fee
- ----------------------------------------------------------------------------------------------------
Cumulative Preferred
Units representing
Limited Partnership
Interests....           785 units          $13,333.00           $10,466,405         $3,610
====================================================================================================

                        ---------------------------------

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                              Subject to Completion
                               dated ____ __, 1996

PROSPECTUS

                             785 Units representing
                     Preferred Limited Partnership Interests

                 NANTUCKET ISLAND ASSOCIATES LIMITED PARTNERSHIP

     Nantucket Island Associates Limited Partnership (the "Partnership"), a Delaware limited partnership, is issuing to holders (the "Unitholders") of record of its limited partnership interests (the "Units") as of the close of business on ___________, 1996 one subscription right (each, a "Right") for each Unit held. Each Right entitles the Unitholder to purchase, at any time prior to 5:00 p.m., New York City time, on ____________, 1996 (as such date may be extended as herein provided, the "Expiration Date"), at a subscription price of $13,333 (the "Subscription Price"), one 8% cumulative compounded preferred unit (a "Preferred Unit") representing a limited partnership interest in the Partnership. The Rights are evidenced by subscription certificates (the "Subscription Certificates") which are being mailed to Unitholders herewith. The Rights are not transferable. Each Unitholder who exercises his Right will be entitled to exercise an over-subscription privilege (the "Over-Subscription Privilege") for all or any of the Preferred Units that are not purchased by other Unitholders. If all Rights are exercised, there will be no Over-Subscription Privilege. There is no limit on the number of Preferred Units for which a Unitholder who exercises his Right may seek to subscribe pursuant to the Over- Subscription Privilege. The available Preferred Units will be allocated pro rata among those Unitholders who exercise the Over- Subscription Privilege. See "The Offering."

     EXERCISING UNITHOLDERS WILL HAVE NO RIGHT TO RESCIND A PURCHASE AFTER THE PARTNERSHIP HAS RECEIVED A COMPLETED SUBSCRIPTION CERTIFICATE. ALL EXERCISING UNITHOLDERS MUST REMIT PAYMENT IN FULL WITH THEIR COMPLETED SUBSCRIPTION CERTIFICATES FOR ALL PREFERRED UNITS SUBSCRIBED FOR THROUGH THE EXERCISE OF THE RIGHTS AND THE OVER-SUBSCRIPTION PRIVILEGE.

     Zero Main Associates Limited Partnership (the "Guarantor"), an affiliate of Three Winthrop Properties, Inc. (the "General Partner"), the general partner of the Partnership, has agreed (i) to exercise its Right as a Unitholder and (ii) to subscribe for all other Preferred Units offered hereunder through the

Over-Subscription Privilege and, subject to proration as described above, to purchase such additional Preferred Units (the "Subscription Guaranty"). Accordingly, the Partnership is assured of receiving gross proceeds from this offering (the "Offering") in an amount equal to approximately $10.5 million. No fee is being paid to the Guarantor in connection with the Subscription Guaranty.

     Each Preferred Unit will entitle the holder thereof to receive from the available cash flow of the Partnership an amount in cash equal to a cumulative compounded preferred annual return of 8% on his preferred invested capital of $13,333. In addition, each Preferred Unit will entitle the holder thereof to receive an aggregate cumulative cash distribution (prior to any distribution to Unitholders and to the General Partner on account of the Units and the general partnership interests held by them) equal to $33,332.50 (250% of such investor's preferred invested capital) from the net cash proceeds, if any, received by the Partnership from capital transactions or upon liquidation of the Partnership. See "Description of Securities." For a discussion of certain tax consequences to Unitholders who exercise their Rights, see "Certain Income Tax Consequences."

     There is no existing market for the Preferred Units and it is anticipated that a market for the Preferred Units will not develop. The Partnership does not intend to apply to list the Preferred Units on any securities exchange.

     The Offering is subject to withdrawal and cancellation at any time, without notice.

              ----------------------------------------------------

   PROSPECTIVE PURCHASERS OF THE PREFERRED UNITS SHOULD CONSIDER THE SPECIFIC
    INVESTMENT CONSIDERATIONS SET FORTH UNDER "INVESTMENT CONSIDERATIONS" ON
                                 PAGES 10 TO 16.

              ----------------------------------------------------

            THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY
               THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
                SECURITIES COMMISSION NOR HAS THE SECURITIES AND
                   EXCHANGE COMMISSION OR ANY STATE SECURITIES
                     COMMISSION PASSED UPON THE ACCURACY OR
                        ADEQUACY OF THIS PROSPECTUS. ANY
                         REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.

               ---------------------------------------------------

       THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR
         ENDORSED THE MERITS OF THIS OFFERING. ANY REPRESENTATION TO THE
                              CONTRARY IS UNLAWFUL.

               ---------------------------------------------------

                       Subscription Price           Proceeds to the
                                                     Partnership(1)
          Per Unit         $13,333.00                    $13,333.00
          Total        $10,466,405.00                $10,466,405.00


               ---------------------------------------------------

(1) Before deducting expenses payable by the Partnership estimated at $175,000. No underwriting discount or commission will be paid in connection with the Offering.

                 The date of this Prospectus is _________, 1996.

                              AVAILABLE INFORMATION

     The Partnership is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and, in accordance therewith, files reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices at 7 World Trade Center, 13th floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

     The Partnership has filed with the Commission a registration statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933 (the "Securities Act") with respect to the registration of the securities offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Statements contained herein concerning the contents of any documents are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference. The Registration Statement, as well as items of information omitted from this Prospectus but contained in the Registration Statement and reports and other information filed by the Partnership, may be inspected without charge at the public reference facilities referred to above and copies of all or any part thereof may be obtained from the Commission upon request and payment of the prescribed fee.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Partnership with the Commission pursuant to the Exchange Act are incorporated herein by reference:

     (a) The Partnership's Annual Report on Form 10-K for the fiscal year ended December 31, 1995, filed on April 15, 1996 (File No. 0-16865) (the "Form 10-K"); and

     (b) The Partnership's Quarterly Report on Form 10-QSB for the fiscal quarter ended March 31, 1996, filed on May 20, 1996 (File No. 0-16865) (the "Form 10-Q").

     All documents filed by the Partnership with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the securities described herein shall be deemed to be incorporated by reference into this

Prospectus and to be a part hereof from the respective dates of the filings of such documents.

     Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated herein by reference modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Partnership undertakes to provide, without charge, to each person, including any beneficial owner, to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any and all of the documents incorporated herein by reference (other than exhibits to such documents unless such exhibits are specifically incorporated by reference herein). Requests for such documents should be directed to the Partnership at One International Place, Boston, Massachusetts 02110, Attention: Carolyn Tiffany. Telephone requests for such copies should be directed to the Partnership at (617) 330-8600.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by reference to the more detailed information and financial statements appearing elsewhere or incorporated by reference in this Prospectus.

The Partnership and Purpose of the Offering

     Nantucket Island Associates Limited Partnership (the "Partnership"), a Delaware limited partnership, is the sole general partner of, and owns a 99.99% general partnership interest in, NIA Operating Associates Limited Partnership ("NIA Operating Associates"). NIA Operating Associates, in turn, owns a 99.99% general partnership interest in Sherburne Associates ("Sherburne"). Sherburne beneficially owns and operates a portfolio of properties on Nantucket Island, including two hotels (The White Elephant and The Harbor House Hotel), 40 rental units located in the Wharf Cottages, 51 retail buildings, the Nantucket Boat Basin and employee housing for approximately 150 persons (collectively, the "Property"). See "The Partnership" and "The Property."

     Sherburne has been engaged in a capital improvements program on the Property, which is being implemented in phases. At the present time, the Partnership believes that certain capital improvements to the Property, with an estimated cost of $4.5 million, are required to be completed in the near future. Neither Sherburne nor the Partnership has sufficient reserves, nor does the Property generate sufficient cash flow, to fund these capital improvements.

     In June 1995, Sherburne completed a restructuring of a mortgage loan (the "Loan") in the principal amount of approximately $27 million from Bankers Trust Company of New York. The restructuring extended the term of the Loan through February 1997 which may be extended, at Sherburne's option, through October 1997. The estimated interest payments on the Loan in fiscal 1996 are approximately $2.4 million and a principal payment of $600,000 is due in September 1996. See "Investment Considerations -- Need for Additional Capital" and "The Offering -- Purpose of the Offering."

     Sherburne's debt service coverage ratio in 1995 was .93:1. Debt service coverage ratio measures, for any period, the ratio of net operating income of an entity to the aggregate debt payments (including both interest and principal payments) required to be made by such entity. Three Winthrop Properties, Inc. (the "General Partner"), the general partner of the Partnership, believes that Sherburne's debt service coverage ratio is substantially lower than current underwriting standards imposed by financial institutions. Although the General Partner believes that Sherburne will be able to meet its debt service obligations prior to maturity of the Loan, Sherburne may not be able to refinance the Loan prior to or at its maturity in February 1997 (or, if extended, in October 1997) without the payment of substantial refinancing fees, a substantial increase in the Partnership's equity and a substantial reduction in the aggregate outstanding indebtedness of Sherburne. See "The Partnership" and "Investment Considerations -- Need for Additional Capital." If Sherburne is unable to obtain adequate refinancing, it could be forced to sell the Property (or a portion thereof) at disadvantageous terms and conditions.

     Accordingly, the General Partner has determined to increase the Partnership's equity by means of the offering (the "Offering") being made by this Prospectus and to utilize the proceeds of the Offering to complete the capital improvements described above and to reduce the outstanding principal indebtedness at the time of the refinancing of the Loan. See "Use of Proceeds."

The Offering

     The Partnership is issuing to holders (the "Unitholders") of record of its limited partnership interests (the "Units") as of the close of business on ___________, 1996 one subscription right (each, a "Right") for each Unit held. Each Right entitles the Unitholder to purchase, at any time prior to 5:00 p.m., New York City time, on ____________, 1996 (as such date may be extended by the General Partner as herein provided, the "Expiration Date"), at a subscription price of $13,333 (the "Subscription Price"), one 8% cumulative compounded preferred unit (a "Preferred Unit") representing a limited partnership interest in the Partnership. The Rights are evidenced by subscription certificates (the "Subscription Certificates") which are being mailed to Unitholders herewith. The Rights are not transferable. See "The Offering."

     The subscription period shall commence on _____________ __, 1996 and, unless extended by the General Partner, will terminate at 5:00 p.m. New York time on the Expiration Date.

     Rights may be exercised by completing a Subscription Certificate and delivering it, together with payment, by means of a check, to the Partnership.

     Each Unitholder who exercises the Rights issued to such Unitholder will be entitled to exercise an over-subscription privilege (the "Over-Subscription Privilege") for all or any portion of the Preferred Units that were not purchased by Unitholders to whom Rights were issued. If all the Rights are exercised, there will be no Over-Subscription Privilege. There is no limit on the number of Preferred Units that a Unitholder who has exercised his Rights may seek to subscribe for pursuant to the Over-Subscription Privilege. The available Preferred Units will be allocated pro rata (according to the aggregate number of Rights exercised) among those Unitholders who exercise the Over-Subscription Privilege. In the event a Unitholder exercising the Over-Subscription Privilege is allocated less than the number of Preferred Units for which such Unitholder subscribed, excess subscription payments will be promptly refunded. See "The Offering -- Payment for Securities."

     Zero Main Associates Limited Partnership (the "Guarantor"), an affiliate of the General Partner and a Unitholder, has agreed (i) to exercise its Right and
(ii) to subscribe for all other Preferred Units offered hereunder through the Over-Subscription Privilege and, subject to proration as described above, to purchase such additional Preferred Units (the "Subscription Guaranty"). If no Rights are exercised by Unitholders other than the Guarantor, it would purchase and own all 785 Preferred Units. As a result of the Subscription Guaranty, the Partnership is assured of receiving gross proceeds from the Offering in an amount equal to approximately $10.5 million. No fee is being paid to the Guarantor on account of the Subscription Guaranty.

     There is no existing market for the Preferred Units and it is anticipated that a market for the Preferred Units will not develop. The Partnership does not intend to apply to list the Preferred Units on any securities exchange.

     Each Preferred Unit will entitle the holder thereof to receive from the available cash flow of the Partnership an amount in cash equal to a cumulative preferred annual return of 8% on his preferred invested capital of $13,333. In addition, each Preferred Unit will entitle the holder thereof to receive an aggregate cumulative cash distribution (prior to any distribution to Unitholders and to the General Partner on account of the Units and the general partnership interests held by them) equal to $33,332.50 (or 250% of an investor's preferred invested capital, on a per Preferred Unit basis) from the net cash proceeds, if any, received by the Partnership from capital transactions or upon liquidation of the Partnership. See "Description of Securities."

     For a discussion of certain tax consequences to holders who exercise their Rights, see "Certain Income Tax Consequences."

     ALL EXERCISING UNITHOLDERS MUST REMIT PAYMENT IN FULL WITH THEIR COMPLETED SUBSCRIPTION CERTIFICATES FOR ALL PREFERRED UNITS SUBSCRIBED FOR THROUGH THE EXERCISE OF THE RIGHTS AND THE OVER-SUBSCRIPTION PRIVILEGE. EXERCISING UNITHOLDERS WILL HAVE NO

RIGHT TO RESCIND A PURCHASE AFTER THE PARTNERSHIP HAS RECEIVED A COMPLETED SUBSCRIPTION CERTIFICATE.

Investment Considerations

     See "Investment Considerations" for information that should be considered by the Unitholders.

Use of Proceeds

     Of the approximately $10.3 million proceeds of the Offering (net of expenses of approximately $175,000), (i) approximately $4.2 million will be utilized to pay the costs and expenses of, and to reduce the outstanding principal amount of the indebtedness of the Partnership at the time of, the refinancing of the Loan, (ii) approximately $4.5 million will be utilized to make capital improvements to the Property, (iii) approximately $600,000 will be used to repay a loan made by the General Partner to the Partnership in May 1996 to fund the payment of real estate taxes and capital improvements and (iv) the remaining approximately $1 million will be added to the Partnership's working capital. See "Use of Proceeds."

                      SELECTED CONSOLIDATED FINANCIAL DATA
                   (in thousands, except per Unit information)

        The selected consolidated financial data set forth below with respect to the fiscal years ended December 31, 1991, 1992, 1993, 1994 and 1995 are derived from the Partnership's audited consolidated financial statements. The selected consolidated financial data for the three months ended March 31, 1995 and 1996 are derived from the Partnership's unaudited consolidated financial statements which in the opinion of management include all normal, recurring adjustments necessary to state fairly the data included therein in accordance with generally accepted accounting principles for interim financial information. Interim results are not necessarily indicative of the results to be expected for the entire fiscal year. All of the data set forth below should be read in conjunction with the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section and the Consolidated Financial Statements and the notes thereto appearing in the Form 10-K and the Form 10-Q incorporated herein by reference.

                                                                                                                Three Months Ended
                                                                    Year Ended December 31,                          March 31,
                                                   --------------------------------------------------------    ---------------------
                                                     1991        1992        1993        1994        1995        1995        1996
                                                   --------    --------    --------    --------    --------    --------    --------
Consolidated Statement of Operations
Data:
  Revenue:
       Hotel operations ........................   $  5,219    $  5,528    $  6,110    $  6,408    $  7,168    $     83    $   --
       Restaurant operations ...................      2,151       2,332       2,286       2,404       2,406          87        --
       Commercial rental operations ............      2,921       3,108       3,542       3,587       3,502         472         570
       Boat basin operations ...................      2,308       2,206       2,426       2,528       2,595          39          37
                                                   --------    --------    --------    --------    --------    --------    --------
       Total revenue ...........................     12,599      13,174      14,364      14,927      15,671         681         607
Total operating expenses .......................     13,185      12,760      13,662      14,334      15,615       2,138       2,107
                                                   --------    --------    --------    --------    --------    --------    --------
Income (loss) from operations ..................       (586)        414         702         593          56      (1,457)     (1,500)
Total other income (expense), net ..............     (2,380)     (3,013)     (2,510)     (2,434)     (2,476)       (652)       (547)
                                                   --------    --------    --------    --------    --------    --------    --------

Net Loss .......................................   $ (2,966)   $ (2,599)   $ (1,808)   $ (1,841)   $ (2,420)   $ (2,109)   $ (2,047)
                                                               --------    --------    --------    --------    --------    --------

Net Loss Allocated to General Partner ..........   $   (149)   $   (130)   $    (90)   $    (92)   $   (121)   $   (105)   $   (102)
                                                   --------    --------    --------    --------    --------    --------    --------

Net Loss Allocated to Limited Partners .........   $ (2,817)   $ (2,469)   $ (1,718)   $ (1,749)   $ (2,299)   $ (2,004)   $ (1,945)
                                                   --------    --------    --------    --------    --------    --------    --------

Net Loss Per Unit of Limited Partnership

 Interest Outstanding ..........................   $ (3,588)   $ (3,145)   $ (2,188)   $ (2,227)   $ (2,929)   $ (2,553)   $ (2,478)

Other Data:
Net Loss .......................................   $ (2,966)   $ (2,599)   $ (1,808)   $ (1,841)   $ (2,420)   $ (2,109)   $ (2,047)
Depreciation and amortization ..................      3,088       2,626       2,680       2,551       2,542         607         639
Total other (income) expense ...................      2,380       3,013       2,510       2,434       2,476         652         547
                                                   --------    --------    --------    --------    --------    --------    --------
Net Operating Income ...........................   $  2,502    $  3,040    $  3,382    $  3,144    $  2,598    $   (850)   $   (861)
                                                   --------    --------    --------    --------    --------    --------    --------


                                                                     As of December 31,                           As of March 31,
                                                ------------------------------------------------------------    ------------------
                                                  1991         1992         1993         1994         1995             1996
                                                --------     --------     --------     --------     --------         --------
Consolidated Balance Sheet Data:
Total assets ...............................    $ 64,217     $ 61,163     $ 58,716     $ 57,377     $ 54,312         $ 53,013
Total liabilities ..........................      30,087       29,631       28,992       29,493       28,849           29,597
Partners' equity (deficit):
   Investor limited partners' equity, 785
   units authorized, issued and
   outstanding .............................      40,062       41,593       39,876       38,128       35,828           33,883
   General partners' deficit ...............      (9,931)     (10,061)     (10,151)     (10,244)     (10,365)         (10,467)
Total partners' equity .....................      34,131       31,532       29,724       27,884       25,463           23,416
Total liabilities and partners' equity .....      64,217       61,163       58,716       57,377       54,312           53,013

                                 THE PARTNERSHIP

     Nantucket Island Associates Limited Partnership (the "Partnership") is the sole general partner of, and owns a 99.99% general partnership interest in, NIA Operating Associates Limited Partnership, a Massachusetts limited partnership ("NIA Operating Associates"). The remaining 0.01% interest in NIA Operating Associates is owned by Three Winthrop Properties, Inc. (the "General Partner"), the general partner of the Partnership. NIA Operating Associates, in turn, owns a 99.99% general partnership interest in Sherburne Associates ("Sherburne"), a Massachusetts general partnership. As a result, the Partnership owns a 99.98% beneficial interest in Sherburne. The remaining 0.01% general partnership interest in Sherburne is owned by the General Partner. Sherburne owns and operates a portfolio of properties on Nantucket Island, including two hotels (The White Elephant and The Harbor House Hotel), 40 rental units located in the Wharf Cottages, 51 retail buildings, the Nantucket Boat Basin and employee housing for approximately 150 persons (collectively, the "Property"). See "The Property."

     The General Partner controls the activities of the Partnership. The term of the Partnership will end in the year 2035, although the Partnership may be terminated earlier pursuant to the provisions of the partnership agreement (the "Partnership Agreement") of the Partnership.

     In June 1995, Sherburne completed a restructuring of a mortgage loan (the "Loan") in the principal amount of approximately $27 million from the Bankers Trust Company of New York ("Bankers Trust"). The restructuring extended the term of the Loan through February 1997, and the term may be further extended, at Sherburne's option, through October 1997. The estimated interest payments on the Loan in fiscal 1996 are approximately $2.4 million and a principal payment of $600,000 is due in September 1996. See "Investment Considerations -- Need for Additional Capital" and "The Offering -- Purpose of the Offering."

     The Partnership is a Delaware limited partnership. The address of its principal office is c/o Winthrop Financial Associates, A Limited Partnership, One International Place Boston, Massachusetts 02110, and the Partnership's telephone number is (617) 330-8600.

                           INVESTMENT CONSIDERATIONS

     Effect of Not Exercising Rights. Upon completion of the Offering contemplated hereby, Unitholders who do not exercise their Rights will own a smaller proportional interest in the Partnership. Holders of the Preferred Units will be entitled to receive distributions from the proceeds of any sale of the Property or upon a liquidation of the Partnership on account of the Preferred Units in an aggregate amount equal to approximately $26 million prior to any distribution to the Unitholders on account of the Units. In addition, holders of the Preferred Units will be entitled to a preference in distributions from cash flow by the Partnership. See "Description of Securities -- Distributions from Capital Proceeds" and "Description of Securities -- Liquidation Preferences." Accordingly, the only way for a Unitholder to protect against substantial dilution of his investment in his Units is to exercise his Rights.

     In view of the priority return on the Preferred Units, Unitholders who do not exercise their Rights may not receive any further return of or on their investment in the Units unless there is a material appreciation in the value of the Property. See "The Property."

     Risks Associated with Purchase of Preferred Units. During the year ended December 31, 1995, the Partnership generated net operating income of approximately $2.6 million and made debt service payments of approximately $2.9 million. The Partnership would not have been able to pay to the Preferred Unitholders the entire 8% cumulative preferred annual return to which they would have been entitled during fiscal 1995 if the Preferred Units had been outstanding during fiscal 1995. See "Ratio of Earnings to Fixed Charges and Preferred Unit Distributions." Furthermore, the General Partner believes that the Partnership will not generate sufficient net operating income in fiscal 1996 to pay such preferred annual return. The Partnership's ability to pay such preferred annual return and the preferred capital return on the Preferred Units will be dependent, in large part, on increasing the Partnership's net operating income, reducing the Partnership's debt service obligations and increasing the value of the Property.

     The General Partner believes that the capital improvements intended to be made to the Property with the proceeds of the Offering (see "Use of Proceeds") will, in the aggregate, result in an appreciation in the value of the Property in excess of the amount actually expended for such improvements. However, there can be no assurance that the value of the Property will so appreciate or as to the amount of any such appreciation in value. Accordingly, there can be no assurance that an investor in the

Preferred Units will receive the full preferred annual return and the full preferred capital return on his investment in the Preferred Units.

     In addition, the Preferred Units offered hereby have no preemptive rights or anti-dilution protection. The Partnership Agreement provides that the General Partner may, in its sole discretion, determine to sell additional interests in the Partnership with such rights, powers and duties, including rights, powers and duties senior to the Preferred Units and the Units.

     Operating Deficits. The Partnership has generated net operating income of approximately $2.6 million, $3.1 million and $3.4 million in the fiscal years ended December 31, 1995, 1994 and 1993, respectively. The Company's debt service payments have approximated $2.9 million, $2.7 million and $3.2 million in the fiscal years ended December 31, 1995, 1994 and 1993, respectively. The Partnership has experienced a decrease in net cash flow in recent years primarily due to increased expenses. This decrease in net cash flow has necessitated greater use of the Partnership's working capital reserves to fund debt service obligations under the Loan in recent years. See "The Offering -- Purpose of the Offering." There can be no assurance that the cost of operating the Property and making debt service payments will not exceed the revenues available from operations in future periods. See "Use of Proceeds" and "The Offering -- Purpose of the Offering."

     Need for Additional Capital. The principal Loan balance of approximately $27 million is due on February 28, 1997 and a mandatory principal repayment of $600,000 is due on September 30, 1996 (and, if Sherburne exercises its option to extend the Loan to October 31, 1997, another mandatory principal repayment of $600,000 will be due on September 30, 1997). The General Partner believes that Sherburne's debt service coverage ratio is substantially lower than current underwriting standards imposed by financial institutions. Although the General Partner believes that Sherburne will be able to meet its debt service obligations prior to maturity of the Loan, Sherburne may not be able to refinance the Loan without the payment of substantial refinancing fees, a substantial increase in the Partnership's equity and a substantial reduction in its aggregate outstanding indebtedness. There can be no assurance that Sherburne will be able to secure any such refinancing or whether any such refinancing will be on terms as favorable to Sherburne as its current arrangements.

     If Sherburne is unable to obtain adequate refinancing, it could be forced to sell the Property (or a portion thereof) at disadvantageous terms and conditions. The General Partner believes that, in order to maximize the value of the Property to the Partnership in connection with a proposed sale, it is necessary to complete the capital improvements contemplated to be made with the use of the proceeds from the Offering. See " -- Environmental Risks," " -- Massachusetts Licensing," and " -- Conflicts of Interest" and "Use of Proceeds." High interest rates or a shortage of mortgage funds might make a sale of the Property difficult or disadvantageous. Such adverse conditions might also make it necessary for the Partnership to extend mortgage financing to the purchaser, which would involve credit risks and would defer the distribution of the entire sales price of the Property or any remaining portion thereof to Preferred Unitholders and/or Unitholders pending the complete liquidation of the Partnership.

     In addition, Sherburne's ability to sell or refinance the Property and the terms of such a sale or refinancing will depend upon the value of the Property at that time, which is subject to general economic conditions and special factors affecting real estate investments. See "The Property." If Sherburne were to sell all or a substantial portion of the parcels comprising the Property within a short period of time, the value of such parcels may be adversely affected by the quantity of real estate being placed on the market by Sherburne. If Sherburne is not able to refinance or sell the Property prior to maturity of the Loan and is unable to meet its obligations thereunder at maturity, the lender may foreclose its mortgage on the Property.

     Removal of General Partner and Redemption of Preferred Units. If at any time the General Partner is removed as general partner of the Partnership without its consent, all of the Preferred Units will be redeemed by the Partnership concurrently with such removal of the General Partner for a price equal to the liquidation preference of the Preferred Units (such right is not triggered if the General Partner withdraws voluntarily). Accordingly, the Offering will impose substantial limitations on the ability of the limited partners of the Partnership to remove the General Partner without its consent.

     Risks of Real Estate Ownership. The Partnership's investment in Sherburne is subject to the risks inherent in the ownership of retail property, rental property and hotels. These include the uncertainty that rental income will be sufficient to cover operating costs and debt service due to inability to attract or retain retail tenants and vacationers as a result of adverse changes in general or local economic conditions or characteristics, inadequacies of the management agent, the possibility of unanticipated Property expenses, and other factors. Because of the seasonal nature of the Nantucket economy, Sherburne realizes a substantial portion of its revenues during the summer months. Accordingly, Sherburne's operations may be adversely affected by temporary changes in weather or travel patterns during such period. Other risks inherent in an investment in the Partnership include the possibility of changes in the investment climate for real estate, unavailability of mortgage funds for refinancing, changes in real estate tax rates and other operating expenses, and other factors which are beyond the control of the General Partner.

     The success of the Partnership is dependent in part on Sherburne's operation of the White Elephant Hotel and Harbor House Hotel. The economic success of these hotels will depend upon their levels of occupancy as well as the level of revenues derived from the operation of the restaurants, lounges and other function facilities. See "-- Operating Deficits" and "Use of Proceeds." The demand for particular accommodations and related hotel services on Nantucket Island varies seasonally and may be affected by local or national economic recessions and changes in travel patterns caused by weather conditions, energy shortages, strikes and other factors. Sherburne's hotels may also experience increases in operating expenses, labor difficulties or supplier problems which could have a material adverse impact on the operations of such hotels.

     Competition. A number of hotels, residential accommodations and retail facilities on Nantucket Island compete with the Property. The commercial, hotel and seasonal accommodation markets on Nantucket Island are highly competitive and the Property competes with many other established properties as well as other developments which may be constructed. In addition, Nantucket Island competes with other resort areas. There can be no assurance that the Property will be able to attract vacationers and attract and retain tenants at occupancy and rental rates sufficient for successful operations. See " -- Operating Deficits."

     Uninsured Losses. The Property is the subject of insurance coverage customary for properties of this type. There can be no assurance, however, that claims for any loss due to fire, natural disaster or other cause will be fully covered under the comprehensive insurance policies for the Property. Moreover, there are certain types of losses (generally of an unusual or catastrophic nature, such as those that result from wars, earthquakes, floods or tornados) which are either uninsurable or not economically insurable. Should such a casualty occur, the Partnership would suffer a loss of the capital invested in the Property as well as anticipated benefits from the Property.

     Environmental Risks. The General Partner is aware that petroleum hydrocarbon products have been discovered on certain portions of the Property. Under applicable Massachusetts law, owners of property where there has been a release of such substances into the environment are responsible for the cost to remediate the property.

     The entity from whom the Partnership purchased the Property has agreed to indemnify the Partnership for certain cleanup costs incurred by the Partnership. All amounts spent by the Partnership for such cleanup operations that are not covered by the indemnification obligation of the sellers of the Property will reduce the Partnership's operating reserve.

     At the present time, a process to remove petroleum from portions of the Property is being implemented. Further remedial activities and assessments may be required by Massachusetts' Department of Environmental Protection. In addition, Sherburne has provided a nonrecourse indemnification to the title insurance company which issued a title insurance policy for the Property with respect to certain environmental costs. There can be no assurance that the amounts required to further remediate the Property will not have a material effect on the Partnership or that the indemnification provided by Sherburne to the title insurance company will not be triggered.

     In connection with the capital improvements contemplated with the use of the proceeds of the Offering, the Partnership will dredge portions of Nantucket Harbor, subject to receipt of applicable consents from environmental agencies.

     Massachusetts Licensing. The Partnership is currently in the process of complying with certain environmental licensing and permitting requirements relating to waterfront use in the Commonwealth of Massachusetts. The Partnership believes that the costs and expenses of complying with such licensing and permitting requirements will range from approximately $170,000 to approximately $500,000 for a standard 30-year license term. The Partnership believes that, upon completion of the Offering, it will have sufficient working capital to fund such compliance. If the Offering is not consummated and the Partnership is unable to finance such fees from its cash flow, the cost of complying with such licensing and permitting requirements could have a material adverse effect on the Partnership.

     Restrictions on Transfer. The transferability of the Preferred Units is restricted by the Partnership Agreement (including a provision requiring the consent of the General Partner before any transfer can be made). A Preferred Unitholder may thus be required to retain his investment for an indefinite period.

     Absence of Market. In addition to the restrictions on transfer in the preceding paragraph, it is not expected that there will be a market for the resale of Preferred Units in the Partnership; therefore, a Preferred Unitholder may be unable to sell or otherwise dispose of all or any portion of his investment. Moreover, in the event a Preferred Unitholder were able to sell some or all of his Preferred Units, he might receive less than the amount of his original investment.

     Conflicts of Interest. The Partnership is subject to potential conflicts of interest arising from the other real estate activities of affiliates of the General Partner. The officers and directors of the General Partner and its affiliates may be actively engaged in supervising the development, construction, rehabilitation and operation of other projects which may be in competition with the Property, including the parcels of land distributed by Sherburne in 1987 to a partnership consisting of the General Partner and an affiliate thereof. These additional activities and investments may affect their ability to perform their respective obligations to the Partnership.

     An affiliate of the General Partner is required to pay to Interstate Hotels, the managing agent for the hotels, a termination fee if its management agreement in respect of such hotels is terminated in connection with a sale of either or both such hotels. At the present time, if both hotels were sold, the termination fee would be approximately $300,000 in the aggregate. The fee required to be paid is reduced over time and no payment is required to be made after July 2000. Accordingly, a conflict of interest could arise in connection with a potential sale of the hotels.

     An affiliate of the General Partner manages the retail portion of the Property and receives property management fees in respect thereof. If the retail portion of the Property were sold, it would not receive such fees. In addition, an affiliate of the General Partner receives an asset management fee in respect of the Property. If the Property as a whole were to be sold, it would no longer receive such fee. In addition, if the Guarantor were to purchase a substantial number of the Preferred Units, a conflict of interest could arise if the sale of the Property or a portion thereof would be advantageous to the holders of the Preferred Units but not the Unitholders. The General Partner is, however, aware of its fiduciary obligations to the Partnership and intends to fulfill such obligations.

     Tax Liability May Exceed Cash Distributions. As a partner in the Partnership, a Preferred Unitholder will be taxable on his annual allocable share of Partnership taxable income whether or not any cash distributions are made to him and irrespective of the amount of such distributions, if any. Consequently, it is possible that a Preferred

Unitholder's tax liability with respect to Partnership taxable income allocated to him may exceed the cash distributed to him in one or more years. See "Certain Income Tax Consequences."

     Liability of Limited Partners. Under Delaware law, a limited partner may be liable for the debts of a partnership up to the amount of any distribution made to such limited partner if, at the time of such distribution, all liabilities of the partnership, other than liabilities to partners on account of their interests in the partnership, exceed the fair value of the partnership's assets. Additionally, a limited partner who receives the return, in whole or in part, of his capital contribution without violation of the partnership agreement or applicable statute may be liable to the partnership for a period of one year for any sum, not in excess of such returned capital contribution, necessary to discharge the partnership's liabilities to all creditors who extended credit or whose claims arose before such return. If a limited partner receives the return of any part of his capital contribution in violation of the partnership agreement or applicable statute, he is liable to the partnership for a period of six years for the entire amount of the contribution wrongfully returned.

     Lack of Management Control. The Preferred Unitholders will have no right or power to take part in the management or control of the business of the Partnership, except the right to approve certain extraordinary actions. The business of the Partnership is managed solely by the General Partner. If a Preferred Unitholder participates in the control of the business of the Partnership he may be deemed under applicable laws to be a general partner of the Partnership, with the resulting loss of his limited liability. If a Preferred Unitholder were deemed to be liable as a general partner of the Partnership, he would be generally liable for the Partnership's obligations, which liability could be satisfied out of his personal assets if the Partnership's assets were insufficient. Since the Partnership Agreement provides certain voting rights to the Preferred Unitholders, a creditor of the Partnership might claim that such rights amount to participation in the Partnership's business, which claim, if judicially sustained, could result in a Preferred Unitholder's personal liability.

                                  THE OFFERING


PURPOSE OF THE OFFERING

     Sherburne has been engaged in a capital improvements program on the Property, which is being implemented in phases. At the present time, the Partnership believes that certain capital improvements to the Property, including improvements to the Nantucket Boat Basin wharf and dock structure and dredging of the Nantucket Boat Basin, capital improvements to the hotels and hotel restaurants and repairs to, or rebuilding of, a free standing structure which suffered significant water damage, are required to be completed in the near future. The Partnership anticipates that the cost of completing such capital improvements will be approximately $4.5 million. Neither Sherburne nor the Partnership has sufficient reserves, nor does the Property generate sufficient cash flow, to fund these capital improvements.

     The General Partner believes that, in order to maximize the value of the Property, it is necessary to complete the capital improvements contemplated to be made with the proceeds of the Offering. See "Use of Proceeds." The General Partner believes that such capital improvements will result in an appreciation in the value of the Property in excess of the amount actually expended for such improvements. However, there can be no assurance that the value of the Property will so appreciate or as to the amount of any such appreciation in value.

     Before interest payments on the Loan of approximately $2.6 million, $2.4 million and $3.0 million, the Partnership generated income from operations of approximately $56,000, $593,000 and $702,000 in each of the years ended December 31, 1995, 1994 and 1993, respectively. The hotels included in the Property did not generate any income from operations during each of the years in the three year period ended December 31, 1995 and the Partnership incurred net losses of approximately $2.4 million, $1.8 million and $1.8 million for the years ended December 31, 1995, 1994 and 1993, respectively.

     The Loan matures on February 28, 1997. Sherburne's debt service coverage ratio in 1995 was .93:1. Debt service coverage ratio measures, for any period, the ratio of net operating income of an entity to the aggregate debt payments required to be made by such entity. The General Partner believes that Sherburne's debt service coverage ratio is substantially lower than current underwriting standards imposed by financial institutions. Although the General Partner believes that Sherburne will be able to meet its debt service obligations prior to maturity of the

Loan, Sherburne may not be able to refinance the Loan without the payment of substantial refinancing fees, a substantial increase in the Partnership's equity and a substantial reduction in its aggregate outstanding indebtedness. See "The Partnership" and "Investment Considerations -- Need for Additional Capital."

     Accordingly, the General Partner has determined to increase the Partnership's equity by means of this Offering and to utilize the proceeds of the Offering to complete the capital improvements described above and to reduce the outstanding principal amount of the indebtedness of the Partnership at the time of the refinancing of the Loan. See "Use of Proceeds."

TERMS OF THE OFFER

     The Partnership is issuing to holders (the "Unitholders") of record of its limited partnership interests (the "Units") as of the close of business on ___________, 1996 (the "Record Date") one subscription right (each, a "Right") for each Unit held. Each Right entitles the Unitholder to purchase, at any time prior to 5:00 p.m., New York City time, on ____________, 1996 (as such date may be extended by the General Partner as herein provided, the "Expiration Date"), at a subscription price of $13,333 (the "Subscription Price"), one 8% cumulative compounded preferred unit (a "Preferred Unit") representing a limited partnership interest in the Partnership. The Rights are evidenced by subscription certificates (the "Subscription Certificates") which are being mailed to Unitholders herewith. The Rights are not transferable.

     Completed Subscription Certificates may be delivered to the Partnership at any time commencing on _____________ __, 1996 and terminating at 5:00 p.m. New York time on the Expiration Date (the "Subscription Period").

     Rights may be exercised by completing a Subscription Certificate and delivering it, together with payment by means of a check, to the Partnership. See " -- Exercise of Rights" and " -- Subscription Price." All Rights may be exercised immediately upon receipt and until 5:00 p.m., New York City time, on the Expiration Date.

     The terms of this Offering and the Preferred Units have been determined by the General Partner. No determination has been or will be made as to, nor has the Partnership requested any third party to determine and/or deliver an opinion in respect of, the fairness of the terms of the Preferred Units.

SUBSCRIPTION PRICE

     The Subscription Price for each Preferred Unit is $13,333.00.

NO MODIFICATION OR REVOCATION

     ONCE A HOLDER OF RIGHTS HAS PROPERLY EXERCISED HIS RIGHTS AND THE OVER-SUBSCRIPTION PRIVILEGE, SUCH EXERCISE MAY NOT BE MODIFIED OR REVOKED.

EXPIRATION OF THE OFFERING

     This Offering will expire at 5:00 p.m. New York City time, on the Expiration Date. The Rights expire on the Expiration Date and thereafter may not be exercised.

OVER-SUBSCRIPTION PRIVILEGE

     If less than all of the Rights are exercised, the Preferred Units not subscribed for by Unitholders will be offered, by means of an over-subscription privilege (the "Over-Subscription Privilege"), to Unitholders who exercise their Rights and who wish to acquire additional Preferred Units. The Over-Subscription Privilege may be exercised by any Unitholder who has exercised his Right. Unitholders should indicate, on the Subscription Certificate which they submit with respect to the exercise of their Rights, how many additional Preferred Units they are willing to acquire pursuant to the Over-Subscription Privilege. If all Rights are exercised, the Over-Subscription Privilege may not be exercised.

     Within five (5) business days after the Expiration Date (to allow for clearance of the checks remitted in payment of the Subscription Price of the Preferred Units subscribed for by the Unitholders), the Partnership will allocate the Preferred Units not acquired upon the exercise of Rights on a pro rata basis among those Unitholders who exercise the Over-Subscription Privilege (including the Guarantor) according to the aggregate number of additional Preferred Units sought to be acquired pursuant to the Over-Subscription Privilege. The percentage of remaining Preferred Units each Unitholder may acquire may be rounded up or down to result in delivery of whole Preferred Units. In the event a Unitholder who exercises the Over- Subscription Privilege is allocated less than the number of Preferred Units that such Unitholder subscribed for, excess subscription payments will be promptly refunded. See " -- Payment for Securities."

SUBSCRIPTION GUARANTY

     Zero Main Associates Limited Partnership (the "Guarantor"), which is an affiliate of the General Partner and a limited partner in the Partnership, has agreed (i) to exercise its Right and (ii) to subscribe for all other Preferred Units offered hereunder through the Over-Subscription Privilege and, subject to proration as described above, to purchase such additional Preferred Units (the "Subscription Guaranty"). If no Rights are exercised by Unitholders other than the Guarantor, it would purchase and own all 785 Preferred Units. No fee is being paid to the Guarantor on account of the Subscription Guaranty. As a result of the Subscription Guaranty, the Partnership is assured of receiving gross proceeds from the Offering in an amount equal to approximately $10.5 million.

     Apollo Real Estate Investment Fund II, L.P. ("Apollo"), an affiliate of the General Partner, has agreed to provide the Guarantor with such financing as shall be necessary to enable the Guarantor to fulfill the Subscription Guaranty. As a result of the Subscription Guaranty, the Partnership is assured of receiving gross proceeds of the offering in an amount equal to approximately $10.5 million. See "Investment Considerations -- Removal of General Partner and Redemption of Preferred Units" and "Description of Securities -- Redemption."

EXERCISE OF RIGHTS

     Rights may be exercised by filling in and signing the reverse side of the Subscription Certificate which accompanies this Prospectus and mailing it in the envelope provided, or otherwise delivering the completed and signed Subscription Certificate to the Partnership, together with payment of the Subscription Price for the Preferred Units as described in " -- Payment for Securities". Rights may also be exercised through a Unitholder's broker or dealer, who may charge such Unitholder a servicing fee.

EXERCISE OF OVER-SUBSCRIPTION PRIVILEGE

     Any Unitholder exercising his Rights may participate in the Over-Subscription Privilege by indicating on his Subscription Certificate the number of Preferred Units he is willing to acquire pursuant thereto. There is no limit on the number of Preferred Units that exercising Unitholders may seek to subscribe for pursuant to the Over-Subscription Privilege. The number of Preferred Units issued to each Unitholder participating in the Over-Subscription Privilege will be allocated as described above in " -- Over-Subscription

Privilege."

PAYMENT FOR SECURITIES

     Payment for Preferred Units that are subscribed for by exercising Rights and the Over-Subscription Privilege must be made by means of a check, in United States dollars, made payable to the Partnership, along with a completed and properly executed Subscription Certificate on or prior to the Expiration Date. All checks received by the Partnership will be deposited in a segregated interest-bearing account of the Partnership (the interest from which will belong to the Partnership) pending proration and distribution of the Preferred Units. Any excess funds paid by a Unitholder will be promptly returned to such Unitholder.

     If any Unitholder does not make timely and full payment for the Preferred Units subscribed for by exercise of his Rights and/or the Over-Subscription Privilege, the Partnership reserves the right to allow the Guarantor to purchase the Preferred Units subscribed for by such non-paying Unitholder.


     THE METHOD OF DELIVERY OF SUBSCRIPTION CERTIFICATES AND PAYMENT OF THE SUBSCRIPTION PRICE TO THE PARTNERSHIP WILL BE AT THE ELECTION AND RISK OF THE HOLDERS OF THE RIGHTS. IF SENT BY MAIL, IT IS RECOMMENDED THAT SUCH CERTIFICATES AND PAYMENTS BE SENT BY REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED, AND THAT A SUFFICIENT NUMBER OF DAYS BE ALLOWED TO ENSURE DELIVERY TO THE PARTNERSHIP AND CLEARANCE OF PAYMENT PRIOR TO 5:00 P.M., NEW YORK CITY TIME, ON THE EXPIRATION DATE. BECAUSE UNCERTIFIED PERSONAL CHECKS MAY TAKE AT LEAST FIVE BUSINESS DAYS TO CLEAR, YOU ARE STRONGLY URGED TO PAY, OR ARRANGE FOR PAYMENT, BY MEANS OF CERTIFIED OR CASHIER'S CHECK OR MONEY ORDER.

     All questions concerning the timeliness, validity, form and eligibility of any exercise of Rights will be determined by the Partnership, whose determinations will be final and binding. The Partnership in its sole discretion may waive any defect or irregularity or permit a defect or irregularity to be corrected within such time as it may determine or reject the purported exercise of any Right. Subscriptions will not be deemed to have been received or accepted until all irregularities have been waived or cured within such time as the Partnership shall determine in its sole discretion. The Partnership shall not have any duty to give notification of any defect or irregularity in connection with the submission of Subscription Certificates or incur any liability for failure to give such notification.

                                  THE PROPERTY

     The Property is comprised of commercial properties consisting of retail stores and apartments (the "Commercial Properties"), the Harbor House Hotel, the

White Elephant Hotel, the Nantucket Boat Basin, the Wharf cottages and certain other assets. The Partnership acquired the Property as a portfolio for an aggregate purchase price of approximately $50 million.

     In 1993, the Commercial Properties and the Nantucket Boat Basin had an appraised value of approximately $29 million. Although the General Partner has not obtained a more recent appraisal, it believes, based upon a discounted cash flow analysis (the same methodology as that employed in 1993), that the Commercial Properties have a current value of approximately $23.6 million and the Nantucket Boat Basin has a current value of approximately $7 million.

     The hotels included in the Property did not generate net operating income in fiscal 1995. Accordingly, the General Partner has been unable to estimate the value of the hotels utilizing the discounted cash flow method. The Partnership is currently in the process of obtaining an appraisal of the hotels. Once the appraisal is completed, the Partnership intends to reexamine the issue of whether a write-down of the value of the Property would be required in order to comply with Statement of Financial Accounting Standards ("SFAS") No. 121, which relates to accounting for the impairment of long-lived assets and for long-lived assets to be disposed of. The Partnership is required to comply with SFAS 121 for all periods commencing with fiscal 1996. The Partnership is unable, at this time, to predict either the results of the appraisal or whether a write-down would be required to be taken; if a write-down is required to be taken, it could have a material adverse effect on the Partnership's financial statements.

                                 USE OF PROCEEDS

     The proceeds from the Offering are estimated to be approximately $10.3 million (net of expenses of approximately $175,000). Of the net proceeds, (i) approximately $4.2 million will be utilized to pay the costs and expenses of, and to reduce the outstanding principal balance of the indebtedness of the Partnership at the time of, the refinancing of the Loan, (ii) approximately $4.5 million will be utilized to make capital improvements to the Property (approximately $3 million will be utilized to dredge and make improvements to the subaqueous structure of the wharf at the Nantucket Boat Basin and approximately $1.5 million will be utilized to make renovations to the hotel and hotel restaurants), (iii) approximately $600,000 million will be used to repay a loan (the "GP Loan") made by the General Partner to the Partnership in May 1996 to fund the payment of real estate taxes and capital improvements and (iv) the remaining approximately $1 million will be added to the Partnership's working capital. See "The Offering -- Purpose of the Offering." Pending such application, the net proceeds from the Offering will be invested in interest-bearing investment grade securities. The GP Loan is a demand loan which bears interest at the annual rate of one percent over the prime rate announced from time to time by the Bank of Boston (at June 27, 1996, such prime rate was 8.25%). Any net proceeds not required to be applied to capital improvements or to refinance the Loan will be added to the Partnership's working capital.


                     RATIO OF EARNINGS TO FIXED CHARGES AND
                          PREFERRED UNIT DISTRIBUTIONS

     The following table sets forth the computation of the ratio of earnings to fixed charges for the quarters ended March 31, 1996 and 1995 and for each of the years in the five-year period ended December 31, 1995. The financial information for purposes of computing the ratio of earnings to fixed charges has been derived from the unaudited and audited financial statements of the Partnership incorporated by reference herein.

     The following table also sets forth the pro forma computation of the ratio of earnings to fixed charges and Preferred Unit distributions for the quarter ended March 31, 1996 and the year ended December 31, 1995. The pro forma ratio of earnings to fixed charges and Preferred Unit distributions has been prepared by adjusting the historical financial statements of the Partnership to give effect to the exercise of the Rights as of the beginning of the period presented and does not purport to be indicative of the ratio of earnings to fixed charges and Preferred Unit distributions which might have occurred had the Rights been exercised at the beginning of such periods or which might be expected to occur in the future.

                              Period Ending March 31,[1]                         For the Year Ended December 31,
                              --------------------------    -----------------------------------------------------------------------
                                  1996           1995           1995           1994           1993           1992          1991
                              -----------    -----------    -----------    -----------    -----------    -----------    -----------
Earnings:
Net earnings (loss)           ($2,047,249)   ($2,108,699)   ($2,420,347)   ($1,840,545)   ($1,807,664)   ($2,598,720)   ($2,965,570)
Add back fixed charges
charged to earnings               627,946        680,707      2,730,327      2,613,024      3,033,431      3,084,201      3,303,944
                              -----------    -----------    -----------    -----------    -----------    -----------    -----------
Net Earnings before
 fixed charges                ($1,419,303)   ($1,427,992)   $   309,980    $   772,479    $ 1,225,767    $   485,481    $   338,374
                              -----------    -----------    -----------    -----------    -----------    -----------    -----------
Depreciation and
amortization of
acquisition costs                 603,927        569,767      2,391,076      2,370,597      2,608,143      2,574,432      2,898,675
                              -----------    -----------    -----------    -----------    -----------    -----------    -----------
Net earnings before
 fixed charges,
 depreciation, and
 amortization of
 acquisition costs            ($  815,376)   ($  858,225)   $ 2,701,056    $ 3,143,076    $ 3,833,910    $ 3,059,913    $ 3,237,049
                              -----------    -----------    -----------    -----------    -----------    -----------    -----------
Fixed Charges:
Interest expense as
reported                      $   592,908    $   642,964    $ 2,579,356    $ 2,433,024    $ 2,961,142    $ 3,032,328    $ 3,115,074
Amortization of debt
placement costs                    35,038         37,743        150,971        180,000         72,289         51,873        188,870
                              -----------    -----------    -----------    -----------    -----------    -----------    -----------
Total fixed charges           $   627,946    $   680,707    $ 2,730,327    $ 2,613,024    $ 3,033,431    $ 3,084,201    $ 3,303,944
                              -----------    -----------    -----------    -----------    -----------    -----------    -----------
Ratio:
Net earnings before
 fixed charges/Fixed
 charges[2]                          (2.3)          (2.1)           0.1            0.3            0.4            0.2            0.1
                              -----------    -----------    -----------    -----------    -----------    -----------    -----------
Net Earnings before
 fixed charges,
 depreciation and
 amortization of
 acquisition costs/Fixed
 charges[3]                          (1.3)          (1.3)           1.0            1.2            1.3            1.0            1.0
                              -----------    -----------    -----------    -----------    -----------    -----------    -----------
Pro forma Ratio of Net
Earnings to Fixed Charges
and Preferred Unit
Distributions:
Fixed charges per above       $   627,946    $   680,707    $ 2,730,327

Adjustment to give

 effect to the net
 decrease in interest
 expense resulting
from a refinancing[4]             (92,575)       (98,773)      (397,195)
Preferred Unit
distributions[5]                  209,328        209,328        837,312
Total fixed charges           $   744,699    $   791,262    $ 3,170,444
                              -----------    -----------    -----------

Pro forma Ratio:
Net earnings before
 fixed charges/Fixed
 charges                             (1.9)          (1.8)           0.1
                              -----------    -----------    -----------

Net earnings before
 fixed charges,
 depreciation and
 amortization of
 acquisition costs/Fixed
 charges                             (1.1)          (1.1)           0.9
                              -----------    -----------    -----------

- -----------------------------------------

[1] Because of the seasonal nature of the Property, the Partnership requires working capital reserves to fund operating deficits during the off-season.

[2] Net earnings before fixed charges were not adequate to cover fixed charges for each of the five years ended December 31, 1995 by $2,420,347, $1,840,545, $1,807,664, $2,598,720 and $2,965,570, respectively.

[3] The ratio of net earnings before fixed charges, depreciation and amortization of acquisition costs/Fixed charges is presented to demonstrate that on an annual basis earnings, before non-cash charges, were not adequate to cover fixed charges in each of the years ended December 31, 1995, 1992 and 1991.

[4] Assuming an interest rate consistent with the actual rate incurred and a principal payment of $4.2 million.

[5]  Assuming that $10,466,405 worth of Preferred Units are purchased.

                            DESCRIPTION OF SECURITIES

GENERAL

     Each Right entitles the Unitholder to purchase one Preferred Unit. The Preferred Units represent limited partnership interests in the Partnership and have such rights and designations as are described below. The Preferred Units will be evidenced by certificates issued by the Partnership.

     The Partnership is authorized to issue additional Units or other securities of the Partnership from time to time to Unitholders or additional investors without the consent or approval of Unitholders, provided that, prior to any such issuance, the Partnership offers any such additional Units or other securities to the Unitholders on a pro rata basis. There is no limit to the number of Units or additional classes thereof that may be issued. The General Partner has the power to issue and sell such units of limited partnership interest on such terms and conditions, and additional limited partners shall have such rights and obligations with respect to such units, as the General Partner shall determine.

     There is no existing market for the Preferred Units. The Partnership does not intend to list the Preferred Units on any securities exchange and it is not anticipated that a market for the Preferred Units will develop. In addition, the transferability of the Preferred Units is restricted by the Partnership Agreement (including a provision requiring the consent of the General Partner before any transfer can be made). See "Investment Considerations."

CUMULATIVE COMPOUNDED PREFERRED ANNUAL RETURN

     Each Preferred Unit will entitle the holder thereof to receive from the Cash Flow of the Partnership an amount in cash equal to a cumulative compounded preferred annual return of 8% on his preferred invested capital of $13,333. The amount of preferred invested capital on which such return will be calculated will be reduced from time to time by distributions, if any, of Capital Proceeds (as defined in the Partnership Agreement). See " -- Distributions from Capital Proceeds." Cash Flow, as used herein, means Net Income (as defined in the Partnership Agreement) or Net Loss (as defined in the Partnership Agreement) of the Partnership plus depreciation and amortization deductions and the amount of reserve funds no longer required, less the sum of (a) debt amortization, (b) payments to reasonable reserve accounts established by the General Partner, (c) capital expenditures to the extent not paid out of reserves, insurance proceeds or condemnation proceedings, and (d) the annual partnership administration and investor service fee. Cash Flow does not include gains or losses resulting from a capital transaction of the Partnership. The General Partner has the right at any time to establish reasonable reserves for the Partnership (or Sherburne) as a deduction from Cash Flow. Cash Flow, if available, is required to be distributed at least once each year to the

Partners, or more frequently at the option of the General Partner.

     Distributions of Cash Flow will be made from the Partnership to the Preferred Unitholders until such time as the Preferred Unitholders have received an 8% per annum cumulative compounded return on their preferred invested capital. Thereafter, in accordance with the provisions of the Partnership Agreement, Cash Flow will be distributed 99% to the Unitholders and 1% to the General Partner until such time as the Unitholders have received a 6% per annum cumulative non-compounded return on their invested capital. Any remaining Cash Flow will be distributed 95% to the Unitholders and 5% to the General Partner.

     The availability of Cash Flow for distribution is dependent upon the Partnership's earning more than sufficient rental and investment income to pay all expenses of Sherburne and meet the debt service requirements of the Loan and of any other borrowings of the Partnership. No assurance can be given that income from Sherburne in any year will be sufficient to generate Cash Flow for the Preferred Unitholders or that there will not be cash deficits. Investors should recognize that because operating expenses and real estate taxes are subject to increases, and increases in rent levels may be subject to market limitations, cash distributions to the Partnership from Sherburne in any year may not be sufficient to generate Cash Flow for distribution to the Preferred Unitholders.

DISTRIBUTIONS FROM CAPITAL PROCEEDS

     In addition to an 8% compounded cumulative preferred return, each Preferred Unit entitles the holder thereof to receive an aggregate cash distribution (prior to any distribution to Unitholders and to the General Partner on account of the Units and the general partnership interests held by them) equal to $33,332.50 (250% of an investor's original preferred invested capital) from the net cash proceeds, if any, received by the Partnership from Non-Terminating Capital Transactions (as defined in the Partnership Agreement) or upon liquidation of the Partnership. Accordingly, prior to dissolution of the Partnership, the net cash proceeds, if any, of a Non-Terminating Capital Transaction that the General Partner determines is available for distribution shall be distributed and applied generally as follows:

     (a) to discharge, to the extent required by any lender or creditor, debts and obligations of the Partnership (including loans made by the General Partner);

     (b) (i) to fund reserves for contingent liabilities to the extent deemed reasonable by the General Partner and the accountants of the Partnership; (ii) as determined by the General Partner to fund repairs, capital improvements or the development of portions of the Property or (iii) to acquire or develop additional parcels of real property located on Nantucket Island as are deemed consistent by the General Partner with Sherburne's existing portfolio and the investment objectives of the Partnership;


     (c) to each Preferred Unitholder, an amount equal to a cumulative annual 8% compounded return on his preferred invested capital, as such capital may be reduced from time to time by any distributions of net cash proceeds from Non-Terminating Capital Transactions;

     (d) to each Preferred Unitholder, an amount equal to $33,332.50 per Preferred Unit, reduced by any prior distributions to such Preferred Unitholder pursuant to this clause (d);

     (e) to each Unitholder, an amount equal to a cumulative annual 6% non-compounded return on his invested capital reduced by any prior distributions to him out of Cash Flow and by any prior distributions to him hereunder;

     (f) to each Unitholder, an amount equal to his invested capital, reduced by any prior distributions to him hereunder;

     (g) to the General Partner, the aggregate amount of its capital contribution to the Partnership, reduced by any prior distribution to it hereunder; and

     (h)  the balance, 75% to the Unitholders and 25% to the General Partner.

LIQUIDATION PREFERENCES

     Upon the termination and winding up of the Partnership, the proceeds of any Terminating Capital Transaction (as defined in the Partnership Agreement) and/or the remaining assets of the Partnership available for distribution, after payment of all liabilities of the Partnership (including loans made by the

General Partner), shall be distributed and applied generally as follows:

     (a) to each Preferred Unitholder, an amount equal to a cumulative annual 8% compounded return on his preferred invested capital, after taking into account any prior distributions to him out of Cash Flow and from the net proceeds of any and all Non-Terminating Capital Transactions;

     (b) to each Preferred Unitholder, an amount equal to $33,332.50 per Preferred Unit, reduced by any prior distributions to him from the net proceeds of any Non-Terminating Capital Transactions and pursuant to this clause (b); and

     (c) thereafter, to the Unitholders and the General Partner in accordance with their respective capital account balances.

     No assurance can be given as to the availability or feasibility of a Non-Terminating or a Terminating Capital Transaction or the amount of net cash proceeds, if any, therefrom.

     Upon receipt by a Preferred Unitholder of an amount equal to the liquidation preference of a Preferred Unit, he shall have no further rights to vote or to receive distributions from the Partnership

VOTING RIGHTS

     Each Preferred Unit entitles the holder thereof to 1/7 of one vote on all matters on which a Unitholder has a right to vote. See "Description of Partnership Agreement -- Voting Rights."

REDEMPTION

     If at any time the General Partner is removed without its consent, the Partnership will be required to redeem all of the Preferred Units at a price equal to the liquidation preference of the Preferred Units (such right is not triggered if the General Partner withdraws voluntarily).

     Upon payment in full of the liquidation preference of the Preferred Units, they will be redeemed in full and the holders thereof shall have no further rights, powers or obligations.

TRANSFER OF PREFERRED UNITS

     The Partnership Agreement provides that no sale or exchange of an interest in the Partnership may be made if the sale or exchange of the interest, when added to the total of all other interests sold or exchanged within the period of 12 consecutive months ending with the proposed date of the sale or exchange, would result in the termination of the Partnership under Section 708 of the Internal Revenue Code of 1986, as amended (the "Code"). However, the sale or exchange could be made if there has been compliance with the requirements of the securities laws and the Partnership Agreement and if, prior to the sale or exchange, there has been published in the Internal Revenue Bulletin, or the Partnership has been granted upon application and at the expense of the Preferred Unitholder desiring to transfer his Preferred Units, a favorable ruling to the effect that a transfer of the type proposed will not result in such a termination.

     The Partnership Agreement also provides, with certain exceptions, that no Preferred Unitholder may transfer his interest in the Partnership to a minor or an incompetent or transfer any interest representing less than one-half of a Preferred Unit (unless such interest represents the Preferred Unitholder's entire interest).

     No pledge, sale, transfer, exchange, assignment or other disposition of a Preferred Unitholders's interest in the Partnership may be made except (a) with the consent of the General Partner (except as otherwise provided in the Partnership Agreement) and (b) in compliance with applicable regulations of any governmental agency having jurisdiction over such disposition.

     An assignee of a Preferred Unit may be admitted as a substitute Limited Partner only upon: (a) delivery to the General Partner of a duly endorsed

Certificate and transfer application, (b) the General Partner's consenting to the transfer, the granting of which consent is in the General Partner's sole discretion, and (c) the assignee's written acceptance and adoption of all terms and provisions of the Partnership Agreement. By executing and delivering a transfer application, the transferee of Preferred Units (i) is an assignee until admitted to the Partnership as a substituted limited partner, (ii) automatically requests admission to the Partnership as a substituted limited partner, (iii) represents that such transferee has the capacity and authority to enter into the Partnership Agreement and (iv) grants powers of attorney to the General Partner. On a quarterly basis, the Partnership will, on behalf of transferees who have submitted transfer applications, request the General Partner to admit such transferees as substituted limited partners in the Partnership. If the General Partner consents to such substitution, a transferee will be admitted to the Partnership as a substituted limited partner upon the recordation of such transferee's name in the books and records of the Partnership. Upon such admission, which is in the sole discretion of the General Partner, he will be entitled to all of the rights of a limited partner under the Delaware Act and pursuant to the Partnership Agreement. Except in the case of an assignment upon death or incapacity, an assignee of a Preferred Unitholder who does not become a substitute Limited Partner will not have any right to share in the Net Income, Net Loss, Cash Flow or other distributions of the Partnership.

REPLACEMENT OF LOST PREFERRED UNIT CERTIFICATES

     A Preferred Unitholder or transferee who loses or has his or her certificate for Preferred Units stolen or destroyed may obtain a replacement certificate by furnishing an indemnity bond and by satisfying certain other procedural requirements under the Partnership Agreement.

                      DESCRIPTION OF PARTNERSHIP AGREEMENT

     The following is a summary of certain provisions of the Partnership Agreement and is qualified in its entirety by reference to the text of the Partnership Agreement, a copy of which has been filed as an exhibit to the Registration Statement of which this Prospectus is a part.

RIGHTS AND DUTIES OF THE GENERAL PARTNER

     The Partnership Agreement provides that the General Partner has the sole right to manage the business of the Partnership and that, aside from certain rights to consent to extraordinary actions, the Unitholders and the Preferred Unitholders (collectively, the "Limited Partners") shall not, as such, participate in or have any control over the business of the Partnership (except as required by law) or have any right or authority to act for or bind the Partnership. The General Partner is responsible for the proper maintenance and operation of Sherburne and the Property. The General Partner may not, however, except as otherwise provided in the Partnership Agreement, take any action required to be approved or ratified by limited partners under the Revised

Uniform Limited Partnership Act of the State of Delaware (the "Delaware Act") without the written consent of the Limited Partners.

     To ensure the orderly and efficient operation of the Partnership, the General Partner has the exclusive right to admit any person as an additional or substitute General Partner of the Partnership upon the consent of Limited Partners holding more than 50% of the voting rights, voting as a single class, of the limited partnership interests and Preferred Units in the Partnership (the "Consent of the Limited Partners"). The Subscription Agreement to be executed by each investor (see Appendix A) gives to the named attorneys the power to consent to and execute duly adopted amendments to the Partnership Agreement to effect admission of any additional or substitute General Partner upon receiving the necessary consent of the Limited Partners. In addition, the General Partner has the authority, without the Consent of the Limited Partners, to increase, decrease or refinance the Loan or any other loan entered into by the Partnership, and to sell, exchange or develop portions of the Property (but not to sell all or substantially all of the Property in a single or related series of transactions).

WITHDRAWAL OF THE GENERAL PARTNER

     The General Partner may voluntarily retire as the general partner of the Partnership only if a substitute General Partner remains in the Partnership after such voluntary withdrawal. A General Partner shall retire automatically upon any involuntary withdrawal or an event of bankruptcy.

TERMINATION OF THE PARTNERSHIP

     The Partnership will continue until December 31, 2035 unless earlier terminated upon the occurrence of any of the following events:

          (i) the retirement of the General Partner, if there is no remaining General Partner who elects to continue the Partnership and the Limited Partners do not elect to continue the Partnership;

          (ii) the sale or other disposition of all or substantially all of the assets of the Partnership, provided, however, that under certain circumstances the Partnership may continue in existence solely for the purpose of collecting any deferred installment payments of the purchase price or any other consideration to be received for such assets; or

          (iii) the election by the General Partner with the Consent of the Limited Partners to dissolve the Partnership.

     If, following the retirement of the General Partner, there is no remaining General Partner of the Partnership or the remaining General Partner does not elect to continue the Partnership, the Limited Partners may, within 90 days after such retirement, elect to reconstitute the Partnership and continue the business of the Partnership by selecting a substitute General Partner by the unanimous consent of the Limited Partners. If the Limited Partners elect to reconstitute the Partnership and admit a substitute General Partner, the relationship of the partners and of any person who has acquired an interest of a partner in the Partnership shall be governed by the Partnership Agreement.

     Upon dissolution of the Partnership, the Partnership's assets will be liquidated and the proceeds of liquidation will be applied and distributed as described in "Description of Securities -- Liquidation Preferences."

ALLOCATIONS OF NET INCOME, NET LOSS AND GAIN OR LOSS FROM A
CAPITAL TRANSACTION

     While the Preferred Units are outstanding, Net Income from the operations of the Partnership (including the Partnership's allocable share of net income from the operations of Sherburne) will be allocated (a) first, to the Preferred Unitholders, in an amount equal to the excess of the cumulative distributions made or to be made to them for periods through the close of the year just ended on account of the preferred annual return (see "Description of Securities -- Cumulative Preferred Annual Return") over the cumulative amounts of Net Income and Gain from a Capital Transaction (as defined in the Partnership Agreement) previously allocated to them on account of such distributions (see " Description of Securities -- Liquidation Preference"), (b) second, to the Preferred Unitholders, to restore Net Loss previously allocated to them, (c) third, to Unitholders and to the General Partner, to restore Net Loss previously allocated to them during the period that the Preferred Units are outstanding on account of the Units and the general partnership interests held by them, and (d) the balance, if any, to the Unitholders and to the General Partner on account of the Units and the general partnership interests held by them, as provided in the Partnership Agreement.

     While the Preferred Units are outstanding, Net Loss from the operations of the Partnership (including the Partnership's allocable share of net loss from the operations of Sherburne) will be allocated (a) first, 5% to the General Partner and 95% to the limited partners (including the Preferred Unitholders), in proportion to and the extent of the positive balances in their capital accounts, and (b) the balance, if any, to the Unitholders and to the General Partner, on account of the Units and the general partnership interests held by them, as provided in the Partnership Agreement.

     While the Preferred Units are outstanding, Gain or Loss from a Capital Transaction (as defined in the Partnership Agreement) generally will be allocated (a) if any amounts are distributed or to be distributed on account of such Capital Transaction, first, in such manner as to cause the partners' respective positive capital account balances to at least equal, or in the case of a Terminating Capital Transaction, to most nearly equal, the amounts to be distributed to them pursuant to and in the priority described above in "Distributions from Capital Proceeds" on account of such Capital Transaction (as defined in the Partnership Agreement), (b) if no amounts are distributed or to be distributed on account of such Capital Transaction, in the case of Gain only, to the Preferred Unitholders, in an amount equal to the excess of the cumulative distributions previously made to them in excess of $13,333 per Preferred Unit plus their cumulative preferred annual return over the cumulative amount of Net Income and Gain from a Capital Transaction previously allocated to them on account of such excess distributions, and (c) the balance, if any, to the Unitholders and to the General Partner, on account of the Units and the general partnership interests held by them, as provided in the Partnership Agreement. In the event of a Terminating Capital Transaction, the Gain therefrom will be first allocated to all partners having negative balances in their capital accounts, in proportion to and to the extent of such negative balances.

ACCOUNTING BOOKS AND RECORDS

     Net Income and Net Loss are determined in accordance with the accounting methods followed by the Partnership for Federal income tax purposes. The Partnership's fiscal year is the calendar year. The books and records of the Partnership are maintained at its principal place of business and will be available for inspection by the Limited Partners and their respective authorized representatives during business hours.

TAX ELECTIONS

     Upon the transfer of the interest of a Limited Partner of the Partnership, the Partnership, in the General Partner's sole discretion, may elect, pursuant to Section 754 of the Code, to adjust the basis of the Partnership's property. See "Federal Income Tax Considerations -- Partnership Tax Elections." All other elections required or permitted to be made by the Partnership under the Code shall be made by the General Partner in such manner as will be most advantageous to the Limited Partners.

REPORTS TO INVESTORS

     The General Partner is required to furnish the Limited Partners with the following information:

Information                                  Date to be furnished
- -----------                                  --------------------

Audited financial statements and             Within 120 days after each calendar
report of Accountants                        year end

All necessary tax information required       Within 90 days after each calendar
for each Limited Partner to prepare          year end
his individual tax return



The financial statements, which will be prepared on an accrual basis, will (a) contain annual balance sheets, statements of operations, changes in partners' equity (deficit) and cash flows, (b) be reported on by independent certified public accountants (the "Accountants") chosen by the General Partner and (c) contain an opinion by the Accountants as to the accounting methods used in the preparation of such statements. An annual audit of the financial statements of the Partnership is conducted by the Accountants. At the present time, the Accountants are KPMG Peat Marwick LLP.

LIABILITY OF PARTNERS TO THIRD PARTIES

     The General Partner is liable for all debts, liabilities and obligations of the Partnership, except for nonrecourse indebtedness (if any) on the Property, to the extent not paid by the Partnership. The Delaware Act provides that, so long as a limited partner does not take part in the management or control of the Partnership's business, his liability for the debts, liabilities and obligations of the Partnership will be limited to the amount of his capital contribution and his share of undistributed net income. A Limited Partner is also liable to the Partnership for a period of one year for the full amount of any distribution to him (plus interest) which distribution represents a return of capital and is not made in violation of the Partnership Agreement or the Delaware Act, to the extent necessary to discharge the Partnership's liabilities to all creditors who extended credit to the Partnership or whose claims arose before such distribution. Such liability will continue for six years from the date of the distribution if the distribution is made in violation of the Delaware Act or the Partnership Agreement.

AMENDMENTS AND POWER OF ATTORNEY

     The General Partner may utilize the power of attorney granted to it by each Limited Partner to execute certain types of amendments to the Partnership Agreement, including amendments to admit additional Limited Partners, to transfer the interests of a defaulting Limited Partner, to cure ambiguities or to satisfy "Blue Sky" regulations. [In addition, the General Partner may, upon the advice of the Accountants and counsel for the Partnership, amend the Partnership Agreement to comply with the income tax regulations of Section 704(b) of the Code relating to the allocations of profits and losses among partners, provided that no amendment shall be made which would have a material adverse effect on the economic benefits to be received by the Limited Partners without the Consent of the Limited Partners.] The General Partner may also, without the Consent of the Limited Partners, amend the Agreement to provide for a special allocation of depreciation and gain in connection with the admission of tax-exempt entities as investors in the Partnership.

     The Partnership Agreement may not otherwise be modified or amended except with the Consent of the Limited Partners, provided, that the written consent of all Limited Partners will be required for any modification or amendment which would (i) increase the amount of the capital contributions payable by the Limited Partners, (ii) extend the termination date of the Partnership, (iii) increase the liability of the Limited Partners, (iv) except in connection with the offering of additional partnership interests in the Partnership, adversely affect the rights of the Limited Partners with regard to profits and losses and distributions or (v) alter the amendment section of the Partnership Agreement.

VOTING RIGHTS

     The Partnership Agreement provides that the Consent of the Limited Partners will be required (i) to remove the General Partner, (ii) to amend the Partnership Agreement (except as described in the foregoing paragraph) or to approve or disapprove any material amendments thereto proposed by the General Partner, (iii) to dissolve the Partnership and (iv) to approve or disapprove the sale of all or substantially all of the assets of the Partnership in a single or related series of transactions. These rights may be exercised only if the exercise thereof will not impair the limited liability of the Limited Partners and will not adversely affect the classification of the Partnership as a partnership for Federal income tax purposes. If the Limited Partners remove the General Partner, the General Partner will nevertheless retain the right to receive fees otherwise payable under the Partnership Agreement, the right to allocations of Net

Income, Net Loss and Cash Flow, and the right to receive proceeds from the sale, refinancing or other disposition of the Property. Any General Partner of the Partnership removed by the Limited Partners shall become a limited partner. See also "Investment Considerations -- Removal of General Partner and Redemption of Preferred Units" and "Description of Securities -- Redemption."

MANAGEMENT

     Generally, the General Partner has full, exclusive and complete responsibility and discretion in the management or control of the Partnership, and the Limited Partners have no authority to transact business for, or participate in the management activities and decisions of, the Partnership. The General Partner is expressly authorized, without the Consent of the Limited Partners, to increase, decrease, or refinance the Loan or any other loan entered into by the Partnership, and to sell, exchange or develop portions of the Property (but not to sell all or substantially all of the assets in a single or related series of transactions). The authority of the General Partner is subject to certain other express restrictions set forth in the Partnership Agreement.

     The General Partner is required to devote such time and effort to the Partnership's business as may be necessary to promote adequately the interests of the Partnership and the mutual interests of the Partners. The General Partner is not required to devote full time to Partnership business and is specifically permitted to engage in other business, including engaging in activities which compete with the business of the Partnership.

INDEMNIFICATION OF THE GENERAL PARTNER

     The Partnership Agreement provides that the Partnership shall indemnify and hold harmless the General Partner and each person performing services on behalf of the Partnership who (a) directly or indirectly controls, is controlled by, or is under common control with, the General Partner, (b) who owns or controls 10% or more of the outstanding voting interest in the General Partner, and (c) any officer, director or partner or wholly-owned subsidiary of any entity described in (a) or (b), against any loss, damage, liability, cost or expense (including reasonable attorneys' fees) incurred by them in connection with the Partnership, provided that such loss, damage, liability, cost or expense was not the result of the negligence or misconduct of any such person. Any such indemnity will be paid from, and only to the extent of, available Partnership assets and no partners shall have any personal liability on account thereof. Notwithstanding this provision, however, neither the General

Partner nor any other entity or individual entitled to indemnification pursuant to the Partnership Agreement shall be indemnified for any loss, damage or cost resulting from the violation of any Federal or state securities laws unless (i) there has been a successful adjudication on the merits of each count involving such securities law violations, (ii) such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction or (iii) a court of competent jurisdiction approves a settlement of such claims. In any claim for indemnification for Federal or state securities law violations, the party seeking indemnification shall place before the court the position of the Securities and Exchange Commission and the Massachusetts Securities Division with respect to the issue of indemnification for securities law violations. The Partnership shall not incur the cost of the portion of any insurance which insures any party against any liabilities as to which such party is prohibited from being indemnified under the Partnership Agreement.

ADDITIONAL PARTNERSHIP INTERESTS

     The Partnership Agreement provides that the Partnership may, without the Consent of the Limited Partners, sell additional limited partnership interests in the Partnership to raise additional equity if at any time the General Partner determines, in its sole discretion, that additional funds are required. The Partnership may sell such additional limited partnership interests on such terms and conditions, and additional limited partners will have such rights and obligations, as the General Partner shall determine. In the event such interests are offered, they will be offered to the Unitholders for a 45-day period before being offered to any other party. In such event, any Unitholder who elects not to purchase his pro rata share of such interests will suffer dilution of his interest in the Partnership, which may have adverse tax consequences to such Unitholder. See "Certain Income Tax Consequences." No fees will be payable to the General Partner or any of its affiliates from the proceeds of the sale of such interests, except for customary brokerage commissions on interests sold to parties who are not partners of the Partnership. The General Partner and its affiliates may, however, be reimbursed for any reasonable out-of-pocket expenses incurred in connection with the sale of such additional interests.

MEETINGS

     The General Partner may at any time call a meeting of the Limited Partners or solicit the vote of the Limited Partners without a meeting. The General Partner is required to call a meeting of the Limited Partners following receipt of a written request therefor signed by Limited Partners holding an aggregate of 10% or more of the Units in the Partnership held by all Limited Partners. The Partnership does not intend to hold annual meetings of Limited Partners.

                        CERTAIN INCOME TAX CONSEQUENCES

     The following is a summary of certain federal income tax considerations that may be relevant to Unitholders who exercise their Rights and is based upon the Code, judicial decisions, final, temporary and proposed Treasury regulations ("Regulations") and administrative rulings and pronouncements of the Internal Revenue Service ("IRS"). Although the material federal income tax aspects of general application regarding the ownership and sale of Preferred Units are discussed below, no attempt has been made to comment on all federal income tax matters affecting the Partnership or Preferred Unitholders. Prospective investors should consult their own tax advisors about the federal, state and local income tax consequences to them of acquiring Preferred Units.

     This summary is based on current legal authority. There is no assurance that legislative or administrative changes or court decisions may not occur which would significantly modify the statements and opinions expressed herein, and any such changes may be retroactive with respect to transactions completed or investments made prior to the date of such changes. In addition, the General Partner must make various federal income tax determinations that will impact Preferred Unitholders, and there is no assurance that the IRS will agree with the General Partner's determinations. It is therefore possible that the allocation or treatment of tax items by the General Partner may be modified upon audit.

LEGAL OPINION

     Rosenman & Colin LLP, counsel to the Partnership ("Counsel"), has expressed its opinion as to the following matters: (i) assuming the Partnership is classified as a partnership and is not a publicly traded partnership (within the meaning of Section 7704(b) of the Code) as of the date of this Prospectus, the Partnership will continue to be treated as a partnership for federal income tax purposes following the issuance of the Preferred Units and not as a corporation;
(ii) a holder of record of a Preferred Unit generally will be treated as a partner of the Partnership for federal income tax purposes from the date such person becomes the record owner of such Preferred Unit; and (iii) it is more likely than not that the Preferred Units will be classified as partnership interests for federal income tax purposes rather than as debt obligations of the Partnership. Counsel has based its opinion on applicable legal authority, the facts set forth in this Prospectus and certain factual representations made by the General Partner, and its opinion is conditioned on the accuracy of such facts and representations. Counsel's opinion represents only its best legal judgment, and does not bind the IRS or the courts. No ruling has been or will be requested from the IRS as to any tax matters. Thus, no assurance can be provided that the opinions and statements set forth herein will not be challenged by the IRS or sustained by a court if litigated. Due to the factual nature of the issue, or uncertainty of the law, Counsel is not able to opine with respect to certain issues that involve: (i) whether certain expenses of the Partnership deducted as business expenses may have to be capitalized for tax purposes; and (ii) whether the allocations of income and loss of the Partnership, including amounts reported as income and loss to holders of Preferred Units, will be respected for federal income tax purposes.

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS RELATING TO THE RIGHTS
AND THE PREFERRED UNITS

Effect of Rights Distribution

     Neither the Partnership nor the Unitholders will recognize gain or loss upon the distribution of the Rights.

Unitholder's Basis in Rights

     Although not completely certain, the tax basis of Rights received by a Unitholder from the Partnership likely will be zero and the distribution of Rights will not change the tax basis of the existing Units. If Rights received by a Unitholder are not exercised but are allowed to expire, no loss will be allowed to the Unitholder.

Effect of Exercise of Rights

     No gain or loss will be recognized by a Unitholder or the Partnership on the purchase of Preferred Units through the exercise of Rights. The tax basis of the Preferred Units purchased thereby will be equal to the sum of the price paid for the Preferred Units plus the share of the Partnership's nonrecourse liabilities allocated to the Preferred Units.

Sale of Preferred Units

     Gain or loss will be recognized by a Preferred Unitholder upon the sale of Preferred Units in an amount equal to the difference between the amount realized on the sale and the tax basis of the Preferred Unitholder in the Preferred Units sold. Except to the extent attributable to unrealized receivables or certain inventory items (as determined under Section 751 of the Code), such gain or loss will be a capital gain or loss if the Preferred Units are capital assets in the hands of the holder thereof and will be a long-term capital gain or loss if the holder's holding period in the Preferred Units is more than one year. The holding period of Preferred Units acquired through the exercise of Rights will begin on the date of exercise.

     It is the position of the IRS that a partner has a single aggregate basis in all of the partner's partnership interests and that, to determine gain or loss upon a sale or other taxable disposition of a part of such partnership interests, the portion of the partner's basis allocated to the interests being sold equals the partner's share of partnership liabilities transferred in the sale plus the partner's aggregate tax basis (excluding basis attributable to partnership liabilities) multiplied by the ratio of the fair market value of the interests sold to the fair market value of all of the partner's partnership interests. Therefore, Unitholders who exercise their Rights will be required to determine their tax basis in, and the tax consequences to them of a sale of, Preferred Units or Units based upon their aggregate tax basis in their Partnership Interests. See " -- Preferred Unitholder's Basis in His Preferred Units" and " -- Treatment of Cash Distributions to Preferred Unitholders."

     In the case of a corporate Preferred Unitholder, under Section 291(a)(1) of the Code, a sale or other disposition of its Preferred Units generally will result in recapture (to the extent of gain) as ordinary income of a portion of its allocable share of the depreciation claimed with respect to the Partnership's properties.

     The amount realized on the sale or disposition of a Preferred Unit includes, among other things, an allocable share of the outstanding amount of the Partnership's nonrecourse indebtedness (including unpaid interest accrued thereon) to the extent such amount was includable in the basis of such Preferred Unit. Therefore, it is possible that the gain realized on the sale or disposition of a Preferred Unit may exceed the cash proceeds of such sale or disposition and, in some cases, the income taxes payable with respect to such disposition may exceed such cash proceeds.

Retirement of Preferred Units

     A holder of Preferred Units who does not own any other Units may recognize a taxable gain or loss upon the retirement of the Preferred Units in exchange for cash. Such gain or loss would equal the difference, if any, between the amount of cash paid to the holder and his tax basis in the Preferred Units. Such gain or loss generally will be treated as a long-term capital gain or loss provided the holder has held the Preferred Units for a period of one year or more.

     If the holder also owns Units, the holder generally will not recognize gain or loss upon receipt of a redemption distribution except that gain would be recognized to the extent the amount of cash paid exceeds the holder's basis in all of his Units. However, the holder may recognize ordinary income or loss to the extent redemption proceeds are treated as an exchange for all or part of the holder's share of the Partnership's unrealized receivables or certain inventory items under Section 751 of the Code.

Passive Activity Loss Limitation

     A Unitholder who is a natural person, trust, estate, a personal service company or a closely held "C" corporation generally is subject to limitations on deducting passive activity losses. Most or all of any tax loss allocated to a Preferred Unitholder or realized upon a sale or retirement of Preferred Units will be subject to these limitations, and most or all of any taxable income or gain allocated to a Preferred Unitholder or realized upon a sale or retirement of Preferred Units will be passive activity income. See " -- Limitations on Deductibility of Passive Activity Losses."

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS RELATING TO THE
PARTNERSHIP AND PREFERRED UNITHOLDERS

Taxation of the Partnership and the Preferred Unitholders

     A partnership itself is not subject to any federal income tax. Assuming it is classified as a partnership for tax purposes, the Partnership, as a partner in NIA Operating Associates, is required to report on its information tax return its distributive share of income, gain, loss, deduction and items of tax preference, if any, of NIA Operating Associates. Similarly, each Preferred Unitholder will be required to report on his personal income tax return his distributive share of Partnership income, gain, loss, deduction and items of tax preference and will be subject to tax on his distributive share of the Partnership's taxable income, regardless of whether any portion of that income is, in fact, distributed to such Preferred Unitholder. Consequently, a Preferred Unitholder's tax liability with respect to his share of Partnership taxable income may exceed the cash actually distributed to him in a given taxable year.

     The Partnership must file a federal information tax return on Form 1065. The Partnership will provide information as to each Preferred Unitholder's distributive share of the Partnership's income, gain, loss, deduction and items of tax preference on a Schedule K-1 supplied to such Preferred Unitholder after the close of the Partnership's fiscal year. In preparing such information, the General Partner will utilize various accounting and reporting conventions, some of which are discussed herein, to determine each Preferred Unitholder's allocable share of income, gain, loss and deduction. There can be no assurance that the use of such conventions will produce a result that conforms to the requirements of the Code, Regulations or IRS administrative pronouncements and there can be no assurance that the IRS will not successfully contend that such conventions are impermissible. Any such contentions could result in substantial expenses to the Partnership and the Preferred Unitholders as a result of contesting such contentions, as well as an increase in tax liability to Preferred Unitholders as a result of adjustments to their allocable share of the Partnership's income, gain, loss and deduction. See " -- Tax Returns, Audits, Interest and Penalties."


Partnership Classification

     The availability of most of the tax benefits of the Partnership depends upon the classification of the Partnership as a partnership for tax purposes. If the Partnership were treated as an association taxable as a corporation in any taxable year, the Partnership itself would be subject to corporate income tax, and its taxable income, gains, losses, deductions and credits (if any) would not be passed through to its partners. In addition, distributions made to Preferred Unitholders generally would be treated as taxable dividend income (to the extent of the Partnership's current and accumulated earnings and profits) and the balance a non-taxable return of capital to the extent of the partner's basis in his Preferred Units. Also, the reclassification of the Partnership as an association taxable as a corporation would be treated as a deemed incorporation of such entity upon which gain could be recognized, and which could result in additional corporate tax. Accordingly, treatment of the Partnership as an association taxable as a corporation would substantially reduce the Partnership's economic income and cash resources and would also result in a material reduction of the after-tax return to Preferred Unitholders.

     The General Partner and the Partnership believe that the Partnership has been properly classified as a partnership for federal income tax purposes since inception. Counsel has advised the Partnership of its opinion that, assuming the Partnership is classified as a partnership and Partnership interests are not publicly traded (see the discussion below) as of the date of this Prospectus, the Partnership will continue to be treated as a partnership for federal income tax purposes following the issuance of Preferred Units. In rendering such opinion, Counsel has relied on representations by the General Partner including that: (i) the General Partner has and will maintain a minimum level of assets (apart from its Partnership interests) to satisfy any creditors of the Partnership; (ii) the General Partner will hold its interest as general partner in the Partnership for its own account, and will not act under the direction of, or as agent for, the limited partners; (iii) the General Partner will maintain a minimum interest of at least one percent in each item of the Partnership's income, gain, loss, deduction and credit; and (iv) the Partnership will operate in accordance with the Partnership Agreement and applicable state law.

     In 1987, Congress added Section 7704 to the Code to tax most publicly traded partnerships as corporations. The General Partner has represented that the Partnership has satisfied and will continue to satisfy applicable safe harbors for avoiding treatment as a publicly traded partnership. Counsel's opinion as to partnership classification relies on such representations of the General Partner. Failure of the Partnership to satisfy applicable safe harbors for avoiding treatment as a publicly traded partnership may cause the Partnership to be treated as a publicly traded partnership taxable as a corporation, with the resultant adverse tax consequences discussed above.

     The discussion of federal income tax consequences herein assumes that the Partnership is treated as a partnership for federal income tax purposes.


Tax Treatment of Preferred Units

     The Partnership intends to treat Preferred Units as equity of the Partnership for federal income tax purposes. The Preferred Units have certain characteristics in common with debt, such as a fixed return and a right to payment senior to distributions to holders of Units. The IRS therefore may seek to recharacterize Preferred Units as debt of the Partnership, rather than equity. Such a recharacterization could affect, among other things, the allocations of taxable income and loss to Preferred Unitholders, the amount of gain or loss recognized by a Preferred Unitholder on the sale of his Preferred Units, and the tax treatment and/or timing of inclusion of income attributable to Preferred Units, and would be adverse for Preferred Unitholders. However, the Preferred Units have many of the significant characteristics of equity and are intended by the Partnership to be equity of the Partnership. These equity characteristics include: (i) the Preferred Units are limited partnership interests under Delaware law; (ii) payment of the liquidation preference is not secured or guaranteed and is subject to entrepreneurial risk and the requirements and limitations of Delaware partnership law; (iii) Preferred Units will be allocated Partnership losses, if any; (iv) there is no maturity date for the Preferred Units; and (v) the Partnership intends to treat Preferred Units as equity for both financial accounting and tax reporting purposes.

     Although there is limited authority which deals directly with the issue of when a partnership interest will be characterized as debt for federal income tax purposes, Counsel has advised the Partnership that in its opinion, the proposed tax treatment of Preferred Units as equity for tax purposes more likely than not is correct and would be sustained if the issue were fully litigated in court. The following discussion assumes that the Preferred Units will be treated as partnership interests for federal income tax purposes.

Allocation of Income and Loss

     Preferred Unitholders will receive allocations of Partnership income, gain and loss as described in "Description of Partnership Agreement -- Allocation of Gains and Losses."

     The Partnership Agreement's allocation provisions will be respected for federal income tax purposes only if they are considered to have "substantial economic effect" and are not retroactive allocations. If any allocation of an item fails to satisfy the "substantial economic effect" requirement, the item will be allocated among the Partners based on their respective "interests in the Partnership," determined on the basis of all of the relevant facts and circumstances. Such a determination could result in a reallocation of the income, gains, losses, deductions or credits allocated under the Partnership Agreement. Such a reallocation, however, would not alter the distribution of cash under the Partnership Agreement.

     The Partnership has followed the allocations under the Partnership Agreement in the belief that they generally should be respected under the standards of Section 704(b) of the Code. Counsel is unable to opine to that effect, however, because, among other things, the Partnership Agreement has not been amended to reflect various changes to the Regulations adopted since formation of the Partnership, such that the Partnership's allocations do not comply with the technical requirements of the Regulations.

     The Partnership currently uses a monthly convention for purposes of allocating taxable income or loss and other tax-related items to each limited partner. The law governing the use of this convention is uncertain. If the convention were not permitted, the Partnership might be required to allocate its taxable income or losses among the Limited Partners in a different manner, in which event the respective tax liabilities of the Limited Partners might be slightly adjusted.

Preferred Unitholder's Basis In His Preferred Units

     A Preferred Unitholder's adjusted basis in his Preferred Units is relevant in determining the gain or loss on the sale or other disposition of his Preferred Units and the tax consequences of a distribution from the Partnership. See " -- Treatment of Gain or Loss on Sale or Disposition of Preferred Units" and " -- Treatment of Cash Distributions to Preferred Unitholders." In addition, a limited partner is entitled to deduct on his personal income tax return, subject to the limitations discussed below, his distributive share of a partnership's net loss, if any, to the extent of such partner's adjusted basis in his partnership interest.

     A Preferred Unitholder's initial basis in newly issued Preferred Units will be the subscription price, increased by (i) his share of nonrecourse indebtedness of the Partnership and (ii) his share of items of Partnership income and gain, and reduced, but not below zero, by (i) his share of items of Partnership loss and deduction, and (ii) any cash distributions received by him from the Partnership. Cash distributions are considered to include, for this purpose, any reductions in the partner's share of the Partnership's nonrecourse indebtedness (including a reduction due to amortization thereof). Regulations under Section 752 of the Code employ an economic risk of loss analysis to determine (1) whether a partnership liability is recourse or nonrecourse, and
(2) the partners' shares of any recourse liability of the partnership. Under the regulations, a partnership liability is a recourse liability to the extent that any partner bears the economic risk of loss for the liability. If no partner bears the economic risk of loss for a partnership liability, the liability is a nonrecourse liability of the partnership. A partnership's nonrecourse liabilities are allocated among the partners first to reflect the partners' shares of (1) any partnership minimum gain and (2) any tax gain that wold be allocated to the partners under Section 704(c) of the Code if the partnership disposed of all partnership property subject to one or more nonrecourse liabilities of the partnership in full satisfaction of the liabilities and for no other consideration. The balance of the nonrecourse liabilities are shared by the partners according to their interests in the partnership profits.

Treatment of Cash Distributions to Preferred Unitholders

     Cash distributions made to Preferred Unitholders will be treated as a return of capital to the extent such distributions do not exceed the Preferred Unitholder's basis in his Preferred Units. A return of capital generally does not result in any recognition of gain or loss for federal income tax purposes but reduces a Preferred Unitholder's adjusted basis in his Preferred Units. Distributions of cash, including reductions in a Preferred Unitholder's share of nonrecourse Partnership liabilities, in excess of a Preferred Unitholder's adjusted basis in his Preferred Units (together with the Preferred Unitholder's tax basis in his other Units, if any) immediately prior thereto will result in the recognition of gain to the extent of such excess. See " -- Preferred Unitholder's Basis in his Preferred Units" and " -- Sale of Preferred Units." Dilution of a Preferred Unitholder's Partnership interest in connection with a future sale of additional limited partnership interests could, under certain circumstances, create a constructive distribution to Preferred Unitholders that results in their recognition of gain.

Limitations on Deductibility of Passive Activity Losses

     Preferred Unitholders who are individuals, trusts, estates, personal service companies and certain closely held C corporations are subject to limitations on deducting losses of the Partnership. In general, Partnership losses (if any) allocated to a Preferred Unitholder may offset only other passive activity income of such Preferred Unitholder, including, generally, subsequent Partnership income (other than income classified as portfolio income, such as income from investments of reserves) or gain on the sale of Preferred Units. Disallowed losses from passive activities may be carried forward and treated as a deduction in the next taxable year, subject to these limitations. Closely held corporations (a corporation more than 50% of the stock of which is owned directly or indirectly by not more than five individuals) may not offset portfolio income (such as interest and dividends) with passive activity losses but may use passive activity losses to offset active business income. Any disallowed losses from the Partnership are allowed in full (subject to any other applicable limitations) when the taxpayer disposes of his entire interest in the Partnership in a taxable transaction. The deductibility of interest on debt incurred in passive activities and interest on debt incurred to purchase an interest in a passive activity is generally subject to these limitations.

     Assuming that the Preferred Units are treated as equity for federal income tax purposes (see "-Tax Treatment of Preferred

Units"), most or all of the taxable income and gain from the Partnership allocable to a Preferred Unitholder will constitute income from a passive activity, against which a Preferred Unitholder who is subject to this limitation could offset losses (or credits) from other passive sources. Notwithstanding the foregoing, each Preferred Unitholder should note that, under Section 469(k) of the Code, Congress granted the Treasury broad discretion to promulgate regulations which could, among other things, require in the future that net income or gain allocated on account of a preferred return may not be treated as passive activity income under certain circumstances.

At Risk Limitations

     A Preferred Unitholder subject to the "at risk" rules under Section 465 of the Code generally may not deduct from taxable income his share of the Partnership's losses to the extent that such losses exceed the amount the Unitholder is considered to have "at risk" in the Partnership under Section 465 of the Code at the end of that year. It is not currently contemplated that the Partnership's operations will result in deductions or losses that would cause the application of the "at risk" limitation.

Deductibility of Interest Connected with Tax-Exempt Income

     Section 265(a)(2) of the Code disallows any deduction for interest paid by a taxpayer on indebtedness incurred or continued for the purpose of purchasing or carrying a tax-exempt obligation. The IRS announced in Revenue Procedure 72-18, 1972-1 C.B. 940, that a purpose to carry tax-exempt obligations will be inferred whenever a taxpayer owns tax-exempt obligations and has outstanding indebtedness which is neither directly connected with personal expenditures nor incurred in connection with the active conduct of a trade or business. Therefore, in the case of a Preferred Unitholder (or a related person) owning tax-exempt obligations (or stock in a regulated investment company which distributes exempt interest as "dividends"), the IRS might take the position that his allocable portion of any interest paid by the Partnership on its borrowings and any interest paid by the Preferred Unitholder on indebtedness incurred to purchase an interest in the Partnership should be viewed in whole or in part as incurred to enable such Preferred Unitholder to continue carrying such tax-exempt obligations, the effect of which position is that the deduction of such interest by such Preferred Unitholder should be disallowed in whole or in part.

Partnership Expenses

     The Partnership has incurred or will incur various expenses in connection with its ongoing administration and with the operation of the Property. Payments for services generally are deductible if the payments are ordinary and necessary expenses, are reasonable in amount and are for services performed during the taxable year in which paid or accrued. Payments for services related to the acquisition of an asset having a useful life in excess of one year generally must be capitalized into the cost basis of the acquired property. Deductions for interest paid on mortgage loans providing for payments to the lender that are contingent on the value or results of operation of the underlying property may be disallowed in whole or in part, and/or the Partnership's ongoing allocations of income and loss could be affected, if the lender is considered for tax purposes (by reason of the contingent payment feature of the mortgage loan) to hold an equity interest in the property. The IRS may not agree with the Partnership's determinations as to the deductibility of fees and expenses and might disallow such deductions or require that certain expenses be capitalized and amortized or depreciated over a period of years. These issues are essentially questions of fact with respect to which Counsel cannot opine. If all or a portion of Partnership deductions were to be disallowed, the Partnership's taxable income would be increased or its losses would be reduced.

     Expenses of issuing and marketing Preferred Units in the Partnership ("syndication expenses") are not allowable deductions to the Partnership or any Preferred Unitholder. Syndication expenses are defined as expenditures connected with the issuing and marketing of interests in partnerships. Registration fees, printing costs, selling and promotional material costs and legal fees for securities and tax advice pertaining to registration of the Preferred Units with the Securities and Exchange Commission are syndication expenses and, therefore, do not qualify for amortization or deduction.

Depreciation and Cost Recovery Deductions

     The portion of the Property consisting of real property generally is being depreciated over a period of 19 years using the straight-line method. Additional real property purchased or developed by the Partnership generally will be subject to a 39- year recovery period (27-1/2 years in the case of residential rental property), and will be recovered using the straight-line method. If the Partnership terminates for tax purposes (or is found to have terminated after 1986), the Partnership would be required to depreciate all of its real property under the current depreciation rules, which are less favorable than the rules in effect when the Property was acquired. Any personal property acquired by the Partnership generally will be depreciated over a seven-year recovery period using the double declining balance method (switching to straight-line at a time to maximize the depreciation deductions). If any tax-exempt or foreign persons hold Units, a portion of the Partnership's depreciation deductions, corresponding to such persons' percentage interest in the Partnership, may be required to be depreciated over somewhat longer recovery periods than those otherwise applicable.

Depreciation Recapture

     There is generally no depreciation recapture for real property that is depreciated pursuant to the straight-line method. If real property is sold or otherwise disposed of within 12 months after it was acquired, however, all depreciation claimed will be recaptured as ordinary income on such disposition. All depreciation deductions attributable to personal property are subject, to the extent of any gain recognized, to being fully recaptured as ordinary income on a sale or other disposition of the personal property. See "Treatment of Gain or Loss on Sale or Disposition of Preferred Units."


     Under Section 291(a)(1) of the Code, which applies only to corporate Preferred Unitholders, 20% of a corporate Preferred Unitholder's share of the depreciation deductions claimed by the Partnership will be subject to recapture as ordinary income on such disposition to the extent of the Preferred Unitholder's share of any gain recognized, even though the Partnership and the Preferred Unitholder might not otherwise be subject to general depreciation recapture on such depreciation.

Tax Considerations for Tax-Exempt Entities

     Preferred Unitholders which are exempt from federal income tax (including IRAs and tax-exempt organizations such as trusts that hold assets of employee benefit or retirement plans) may be subject to federal income tax on their allocable share of Partnership income to the extent that such income is "unrelated business taxable income." A Preferred Unitholder that is otherwise exempt from tax will have unrelated business taxable income with respect to such Preferred Unitholder's distributive share of Partnership taxable income from the hotels and the Nantucket Boat Basin, and also will have unrelated business taxable income with respect to its distributive share of Partnership taxable income in the proportion that the Partnership's acquisition indebtedness bears to the Partnership's total adjusted bases for its properties. Acquisition indebtedness could arise from indebtedness incurred directly by a Preferred Unitholder in connection with its Preferred Units or from indebtedness incurred by (or allocable to) the Partnership.

     The receipt of unrelated business taxable income by a tax-exempt entity generally has no effect on its status or on the exemption from tax of its other income. However, for certain types of tax-exempt entities, the receipt of any unrelated business taxable income may have extremely adverse consequences. For example, the receipt of any taxable income from an unrelated business by a charitable remainder trust (defined under Section 664 of the Code) during a taxable year will result in the taxation of all of the trust's income from all sources during such year.

     An entity that is subject to tax on unrelated business taxable income would be subject to tax only to the extent that the sum of its unrelated business taxable income, if any, from Preferred Units and all other sources exceeds $1,000 in any particular year, and would be required to file federal income tax returns for any taxable year in which it has gross income, included in computing unrelated business taxable income, in excess of $1,000 (whether or not any tax is due).

Tax Returns, Audits, Interest and Penalties

     The Partnership will supply annual Schedules K-1 to Form 1065 to each Preferred Unitholder of record as of the last day of each month during the calendar year after the end of such calendar year. See "Description of Partnership Agreement -- Books and Reports." The Partnership is not obligated to provide tax information to persons who are not Preferred Unitholders of record.


     Any Preferred Unitholder who sells or exchanges a Preferred Unit will be required to notify the Partnership of such transaction in writing within 30 days of the transaction (or, if earlier, by January 25 of the calendar year after the year in which the transaction occurs). The notification is required to include
(i) the names and addresses of the transferor and the transferee; (ii) the taxpayer identification number of the transferor and, if known, the transferee; and (iii) the date of the sale or exchange. Any transferor who fails to notify the Partnership of a sale or exchange may be subject to a penalty for each such failure. The Partnership will treat any transferor Preferred Unitholder who provides all of the information requested of the transferor on the certificate representing the Preferred Units and in the transfer application as having satisfied this notification requirement.

     The tax treatment of the Partnership's income, gain, loss, deductions or credit will be determined at the partnership level in a unified partnership proceeding, rather than in separate proceedings with Preferred Unitholders. With respect to proposed tax deficiency adjustments at the administrative level, in general, each partner (other than a partner owning less than a 1% profits interest in a partnership having more than 100 partners) whose name and address is furnished to the IRS (a "notice partner") will receive notice of the commencement of a partnership level audit as well as notice of the final partnership administrative adjustment. All partners have the right to participate at their own expense in the partnership level audit as well as receive notice of the final partnership administrative adjustment. In general, each partner is free to negotiate his own settlement of partnership items with the IRS. If the IRS enters into a settlement agreement with any partner, it must offer the same settlement terms to the other parties who request settlement.

     A "tax matters partner" must be designated by the partnership who may enter into a settlement on behalf of, and binding on, partners owning less than a 1% profits interest in partnerships having more than 100 partners. The Partnership Agreement designates the General Partner as the tax matters partner. Under the Code, the tax matters partner may not settle on behalf of partners with less than a 1% profits interest if (i) an aggregate of 5% or more of such partners designate with the IRS a notice partner to receive notice from the IRS on behalf of the group or (ii) such partners notify the IRS that the tax matters partner may not settle on their behalf. Except for the above-described settlement power granted the tax matters partner, any settlement entered into by any partner (including the tax matters partner) is not binding on any partner who does not wish to be bound thereby. However, the tax matters partner may extend the statute of limitations for assessment of a deficiency with respect to all partners. All expenses of the General Partner in performing its duties as tax matters partner will be paid for by the Partnership.

     Because such a proceeding will control the way in which all Preferred Unitholders treat Partnership items and the allocation thereof, the chances of an audit occurring are greater than they were before this proceeding was allowed. Any adverse determination following an audit of the Partnership's return by a taxing authority would result in an adjustment of the returns of Preferred Unitholders and, under certain circumstances, they may be precluded from separately litigating a proposed adjustment to Partnership items. Such an adjustment could also result in an audit of Preferred Unitholders' own tax returns and adjustments of non-Partnership, as well as Partnership, income and loss. Audits of other limited partnerships of which the General Partner or its affiliates are general partners could result in an audit of the Partnership's (or a Preferred Unitholder's) return.

Interest paid on tax deficiencies by non-corporate and certain corporate Preferred Unitholders would not be deductible by them.

     Section 6111 of the Code requires a tax shelter organizer to register a "tax shelter" with the IRS by the first day on which interests in the tax shelter are offered for sale. The provision's definition of a "tax shelter" applies to nearly all real estate partnerships owning leveraged property. Accordingly, the Partnership is registered as a "tax shelter" even though it did not expect to generate substantial tax losses that could be used to shelter the income of Limited Partners that is not derived from the Partnership.

     The Partnership will furnish its tax shelter registration number to Preferred Unitholders, and any Preferred Unitholder claiming any deduction, credit or other tax benefit from the Partnership must include such number in his tax return on Form 8271. ISSUANCE OF A REGISTRATION NUMBER DOES NOT INDICATE THAT THIS INVESTMENT OR THE CLAIMED TAX BENEFITS HAVE BEEN REVIEWED, EXAMINED OR APPROVED BY THE IRS. Failure by a Preferred Unitholder to furnish such number on his individual tax return when required to do so could subject him to a penalty.

     Section 6662 of the Code imposes a penalty for the substantial understatement of income tax for any taxable year. The penalty is equal to 20% of the amount of underpayment of tax attributable to the understatement. An understatement is defined as the difference between the tax required to be shown on the return and the amount actually shown. The penalty is only applicable if the understatement for a taxable year exceeds the greater of (a) 10% of the tax required to be shown on the return for the taxable year and (b) $5,000 ($10,000 in the case of a corporation other than an S corporation or personal holding company). Except in the case of items attributable to a "tax shelter," the amount of understatement is reduced to the extent that the taxpayer had substantial authority for the position taken in his tax return or disclosed the facts relevant to the position in his tax return or in a statement attached to the return. In the case of items attributable to "tax shelters," however, the taxpayer can reduce the understatement only by showing that there was substantial authority for the tax treatment and a reasonable belief that the tax treatment of the item was more likely than not the proper treatment. It is unclear whether the Partnership would be considered a "tax shelter" for these purposes.

Tax Elections


     Pursuant to Sections 734, 743 and 754 of the Code, a partnership may elect to have the cost basis of its assets adjusted in the event of certain distributions of partnership property to a partner or sale by a partner of his interest in the partnership or the death of a partner. The partnership agreements of the Partnership, NIA Operating Associates and Sherburne provide that the General Partner may, in its sole discretion, make such an election. The general effect of making such elections is that transferees of Preferred Units would be treated, for purposes of depreciation and taxable gain, as though they had acquired a direct interest in the assets of Sherburne. The Partnership, NIA Operating Associates and Sherburne would be treated for such purposes, upon certain distributions to their respective partners, as though they had newly acquired an interest in their respective assets and therefore acquired a new cost basis for such assets. The General Partner currently does not intend to make any such election.


STATE AND LOCAL TAXES

     In addition to the federal income tax consequences described above, prospective investors should consider potential state and local tax consequences of an investment in Preferred Units, and are urged to consult their individual tax advisors in this regard. The rules of various states and localities for computing and/or reporting taxable income differ from (and are less favorable than) the federal income tax rules.

     The Partnership (through other partnerships) owns property in Massachusetts. Preferred Unitholders will be required to file an annual Massachusetts tax return. Non-resident Preferred Unitholders will be subject to Massachusetts taxes on their income from Massachusetts sources, which will include their distributive share of Partnership taxable income. The amount of any Massachusetts tax paid by a Preferred Unitholder may be creditable against taxes payable to his state of residence with respect to the same income, depending on the tax laws of such state.

     Preferred Unitholders should consult with their individual tax advisors concerning the applicability of state and local taxes to this investment.

                                      * * *

     The summary of tax consequences set forth above is for general information only and does not address the circumstance of any particular Preferred Unitholder. Preferred Unitholders should consult their own tax advisors as to the specific tax consequences to them of the ownership and disposition of

Preferred Units, including the application of state, local and estate tax laws.


                                  LEGAL MATTERS

     Certain legal matters in respect of the securities offered hereby will be passed upon for the Partnership by Rosenman & Colin LLP, 575 Madison Avenue, New York, New York 10022.


                                     EXPERTS

     The consolidated financial statements of the Partnership as of December 31, 1995 and 1994 and for each of the years in the three-year period ended December 31, 1995 and the financial statement schedule as of December 31, 1995, incorporated by reference in this Prospectus have been audited by KPMG Peat Marwick LLP, independent certified public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing.

================================================================================

     No dealer, salesman or other person has been authorized to give any information or to make any representation not contained in this Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by the Partnership. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby in any jurisdiction to any person whom it is unlawful to make such an offer in such jurisdiction. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has been no change in the affairs of the Partnership since the date hereof or that the information contained herein is correct as of any time subsequent to its date.


                             ----------------------


                                TABLE OF CONTENTS


                                                                            Page
                                                                            ----

Available Information .....................................................   2
Incorporation of Certain
 Documents by Reference ...................................................   2
Prospectus Summary ........................................................   4
The Partnership ...........................................................   9
Investment Considerations .................................................  10
The Offering ..............................................................  17
The Property ..............................................................  22
Use of Proceeds ...........................................................  22
Ratio of Earnings To Fixed
Charges and Preferred
 Unit Distributions .......................................................  23
Description of Securities .................................................  26
Description of Partnership
 Agreement ................................................................  31
Certain Income Tax Consequences ...........................................  39
Legal Matters .............................................................  55
Experts ...................................................................  55

================================================================================


================================================================================


                                NANTUCKET ISLAND
                               ASSOCIATES LIMITED
                                   PARTNERSHIP



                                  785 PREFERRED
                                      UNITS

- --------------------------------------------------------------------------------

                                   PROSPECTUS

- --------------------------------------------------------------------------------




                             ____________ ___, 1996


================================================================================

                                                                      APPENDIX A
                                              [FORM OF SUBSCRIPTION CERTIFICATE]

        SUBSCRIPTION CERTIFICATE NUMBER:          ______________________

        NUMBER OF RIGHTS:                         ______________________

                 NANTUCKET ISLAND ASSOCIATES LIMITED PARTNERSHIP
                     SUBSCRIPTION RIGHT FOR PREFERRED UNITS

     This Subscription Certificate represents the number of Rights set forth above. Each Right held entitles the registered holder thereof (the "Holder") to acquire one 8% cumulative compounded preferred unit (the "Preferred Unit") representing a limited partnership interest in Nantucket Island Associates Limited Partnership (the "Partnership").

     To subscribe for Preferred Units, the Holder must present to the Partnership, prior to 5:00 p.m., New York City time, on __________, 1996 (the "Expiration Date") a properly completed and executed Subscription Certificate and a check drawn on a bank located in the United States and payable to the Partnership in the amount of the Subscription Price as calculated in Item C of this Subscription Certificate. Any Holder exercising his Right may also subscribe for additional Preferred Units, if any, through exercise of the Over-Subscription Privilege described in the accompanying Prospectus.

     No later than _________ business days following the Expiration Date, the Partnership will send to each Holder exercising his Rights a certificate representing the Preferred Units purchased pursuant to the exercise of such Holder's Rights and the exercise of the Over-Subscription Privilege, if any. A Holder exercising his Rights will have no right to modify or rescind a purchase after the Partnership has received payment of the Subscription Price by means of a check.

     If a Holder does not make payment of the Subscription Price on or prior to the Expiration Date, the Partnership reserves the right to treat the Holder as not having exercised his Rights or exercised the Over-Subscription Privilege and the Guarantor, thereafter, shall have the right to purchase any and all such Preferred Units as to which the Holder shall not have made payment of the Subscription Price.

                                    NANTUCKET ISLAND ASSOCIATES
                                      LIMITED PARTNERSHIP

                                    By:  THREE WINTHROP PROPERTIES, INC.,
                                            general partner


                                         By:_________________________

Any questions regarding this Subscription Certificate and the Offer made hereby and in the accompanying Prospectus may be directed to the Partnership at (617) 330-8600.

                                    Expiration Date: _____________________, 1996

                   PLEASE COMPLETE ALL APPLICABLE INFORMATION

BY MAIL:                   BY OVERNIGHT COURIER:                       BY HAND:

- -----------------          ---------------------
- -----------------          ---------------------
- -----------------          ---------------------
- -----------------          ---------------------
- -----------------          ---------------------

TO SUBSCRIBE: I hereby irrevocably subscribe for the dollar amount of Preferred Units indicated in A and B below upon the terms and conditions specified in the Prospectus related hereto, receipt of which is acknowledged. I enclose a check for the Subscription Price for the number of Preferred Units indicated in A together with the Subscription Price for the number of Preferred Units indicated in B.

Please check (X) below:
[  ]  A.  Basic         __________ = ___________.000 x $13,333 = $_____________
          Subscription  (Rights      (Preferred Units
          Rights        Exercised)   Requested)


[  ]  B.  Over-                      ___________.000 x $13,333 = $_____________
          Subscription
          Privilege


[  ]  C.  Amount of Check Enclosed (Total of A and B).         = $_____________

     MAKE CHECK PAYABLE TO "NANTUCKET ISLAND ASSOCIATES LIMITED PARTNERSHIP"



___________________________  Please provide your            Day (  )____________
 Signature of Subscriber(s)  telephone number           Evening (  )____________


IMPORTANT: PREFERRED UNITS WILL ONLY BE ISSUED TO HOLDERS WHO COMPLETE THIS
     SUBSCRIPTION CERTIFICATE IN THE NAME OF SUCH HOLDER. SUBSCRIPTION CERTIFICATES COMPLETED BY ASSIGNEES OF A HOLDER WILL NOT BE ACCEPTED.

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

     The expenses of issuance and distribution of the securities are to be paid by the Partnership. The following itemized list is an estimate of the expenses:

       SEC Registration Fee....................................      $3,610.00
       Legal fees and expenses.................................          *
       Accounting fees and expenses............................          *
       Printing fees and expenses .............................          *
       Blue Sky fees and expenses..............................          *
       Miscellaneous...........................................          *
                                                                     ---------

                  Total................................................$ *

- -------------------
*       To be provided by amendment

Item 15.  Indemnification of Directors and Officers

     The Partnership has agreed to indemnify and hold harmless the General Partner and each person performing services on behalf of the Partnership who (a) directly or indirectly controls, is controlled by, or is under common control with, the General Partner, (b) who owns or controls 10% or more of the outstanding voting interest in the General Partner, and (c) any officer, director or partner or wholly-owned subsidiary of any entity described in (a) or
(b), against any loss, damage, liability, cost or expense (including reasonable attorneys' fees) incurred by them in connection with the Partnership, provided that such loss, damage, liability, cost or expense was not the result of the negligence or misconduct of any such person. Any such indemnity will be paid from, and only to the extent of, available Partnership assets and no partners shall have any personal liability on account thereof. Notwithstanding this provision, however, neither the General Partner nor any other entity or individual entitled to indemnification pursuant to the Partnership Agreement shall be indemnified for any loss, damage or cost resulting from the violation of any Federal or state securities laws unless (i) there has been a successful adjudication on the merits of each count involving such securities law violations, (ii) such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction or (iii) a court of competent jurisdiction approves a settlement of such claims. In any claim for indemnification for Federal or state securities law violations, the party seeking indemnification shall place before the court the position of the Securities and Exchange Commission and the Massachusetts Securities Division with respect to the issue of indemnification for securities law violations.

Item 16.  Exhibits

     The following documents are filed as a part of this Registration Statement:

Exhibit No.                  Description

    4.1*                     Amended and Restated Partnership Agreement of the
                             Registrant
    5*                       Opinion of Rosenman & Colin LLP
    8*                       Opinion of Rosenman & Colin LLP as to certain
                              federal income tax matters
   23.1                      Consent of KPMG Peat Marwick LLP
   23.2*                     Consent of Rosenman & Colin LLP (included in
                              Exhibits 5 and 8)
   24                        Power of Attorney (included on page II-4)
- -----------------------
*       To be filed by amendment

Item 17.  Undertakings.

     The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

      (i) to include any prospectus required by Section 10 (a)(3) of the Securities Act;

     (ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

    (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;


     (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (4) That, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act, and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3, has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of New York and State of New York on July 3, 1996.

                           NANTUCKET ISLAND ASSOCIATES
                               LIMITED PARTNERSHIP

                                    By:  THREE WINTHROP PROPERTIES, INC.,
                                         General Partner



                                            By          /s/
                                                --------------------------------
                                                   Michael L. Ashner
                                                   Chief Executive Officer

                                POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS that each person whose signature appears below constitutes and appoints Michael L. Ashner his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises as fully, to all intents and purposes, as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


        Signature                      Title                       Date
        ---------                      -----                       ----


         /s/                    Chief Executive Officer            July 3, 1996
- --------------------------        and Director of the
  Michael L. Ashner               general partner of the
                                  Registrant




        /s/                     Director of the general            July 3, 1996
- --------------------------        partner of the Registrant
  Ronald Kravit


        /s/                     Director of the general            July 3, 1996
- --------------------------        partner of the Registrant
  W. Edward Scheetz


       /s/                      Chief Financial Officer            July 3, 1996
- --------------------------        of the general partner
 Edward V. Williams               of the Registrant

               CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Partners
Nantucket Island Associates Limited Partnership

We consent to the use of our report incorporated herein by reference and to the reference to our firm under the heading "Experts" in the prospectus.


Boston, Massachusetts
July 3, 1996